Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

AMONG

OPENWAVE SYSTEMS INC.

SYNTAX ACQUISITION, INC.

AND

SOLOMIO CORPORATION

SEPTEMBER 18, 2006

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Appendixes

1	-	Definitions

Exhibits

A	-	Specified Stockholders
B	-	Form of Release
C	-	Form of Certificate of Merger
2.7(a)	-	Note Term Sheet
2.8(a)	-	Form of Escrow Agreement
3.9	-	Financial Statements
3.17(e)(1)		Company Form of Consulting Agreement
3.17(e)(2)		Company Form of Employment, Confidential Information and Invention Assignment Agreement
3.18(g)	-	Company Form of Mutual Non-Disclosure Agreement
3.18(m)	-	Company Form of Agreement with respect to Company Intellectual Property
6.1(g)	-	Employment Agreements
6.1(h)	-	Executed Non-Compete and Non-Solicit Agreements
6.1(i)(1)	-	Form of Opinion of Company’s Counsel

Schedules

Disclosure Schedule	-	Exceptions to Representations and Warranties
Schedule 2.7	-	Participants and Consideration Payable
Schedule 2.8(b)(iii)	-	Special Indemnity Claim
Schedule 2.9	-	Pre-Closing Statement
Schedule 2.17	-	List of Participants
Schedule 2.17(d)	-	Specified Participant Exceptions
Schedule 2.17(d)(iii)	-	Participants with “Good Reason” Exception
Schedule 5.2	-	Required Third Party Notices
Schedule 5.4(b)(viii)	-	Modification of Contracts Exception
Schedule 5.4(b)(x)	-	Change in Employee Compensation Exception
Schedule 6.1(g)	-	Required Employee Signatories for Employment Agreements
Schedule 6.1(h)(1)	-	Required Signatories for Non-Compete Agreement
Schedule 6.1(h)(2)	-	Required Signatories for Non-Solicit Agreement

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AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (the “Agreement”) dated as of September 18, 2006, is by and among Openwave Systems Inc., a Delaware corporation (the “Buyer”), Syntax Acquisition, Inc., a Delaware corporation and a wholly-owned subsidiary of Buyer (“Acquisition”), and SoloMio Corporation, a Delaware corporation (the “Company” and, together with the Buyer and Acquisition, the “Parties”).

WHEREAS, the Board of Directors of the Company has determined that (i) the Merger (as defined below) is advisable and in the best interests of the Company and the Stockholders (as defined below) and (ii) the cash consideration to be received for the outstanding shares of Company Stock (as defined below) in the Merger is fair to the Stockholders;

WHEREAS, in furtherance of such combination, either the board of directors or a duly authorized committee of the board of directors of each of the Company, Buyer and Acquisition have approved and declared advisable the Merger in accordance with the applicable provisions of the Delaware General Corporation Law, as from time to time in effect (the “DGCL”), and upon the terms and subject to the conditions set forth herein;

WHEREAS, the holders of Company Stock (as defined below) listed on Exhibit A hereto (the “Specified Stockholders”) will approve and consent to the Merger by the execution of a Written Consent of each Specified Stockholder and will execute the Release (the “Stockholder Release”) in the form attached hereto as Exhibit B;

WHEREAS, the aggregate liquidation preferences of the Company’s outstanding Series B Preferred Stock, $0.001 par value (the “Series B Preferred”) and the aggregate payments to be made to cash out the Series B Warrants (defined below) (or, if a holder of a Series B Warrant does not agree to be cashed out, the aggregate liquidation preference of the Series B Preferred issuable upon the net exercise of such person’s Series B Warrant(s)) exceeds the aggregate consideration potentially payable pursuant to this Agreement;

WHEREAS, there are certain Series B Warrants (defined below) currently outstanding that will be cashed out in connection with the Merger or will be net exercised in connection with the Merger; and

WHEREAS, pursuant to the Merger, (i) the individuals listed on Schedule 2.17 attached hereto (the “Participants”) shall be entitled to receive the Aggregate Effective Time Participant Consideration allocated as set forth on Schedule 2.7, and the right to receive a portion of the Earn-Out Payments, if any, pursuant to Section 2.17; (ii) each outstanding share of the Series B Preferred shall be converted into the right to receive the Series B Per Share Consideration and the right to receive a portion of the Earn-Out Payments, if any, pursuant to Section 2.17; (iii) each holder of a Series B Warrant (defined below) shall receive the amount with respect to each Series B Warrant held as contemplated by Schedule 2.7; (iv) each share of the Company’s Series A Preferred Stock, $0.001 par value (the “Series A Preferred”), and each share of the Company’s

Common Stock, $0.001 par value (the “Common Stock”) shall be automatically cancelled without consideration; and (v) each share of the common stock of Acquisition shall be converted into one share of common stock of the Surviving Corporation (as defined below);

NOW, THEREFORE, in consideration of the premises and the mutual promises herein made, and in consideration of the representations, warranties, and covenants herein contained, the Parties agree as follows.

ARTICLE I

DEFINITIONS

Certain definitions are contained in Appendix 1, which is incorporated herein by reference.

ARTICLE II

THE MERGER

2.1. The Merger. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL, at the Effective Time, Acquisition shall be merged with and into the Company and the Company shall be the surviving corporation of the Merger (the “Surviving Corporation”). At the Effective Time, the identity and separate existence of Acquisition shall cease, and the Surviving Corporation shall continue its corporate existence under the laws of the State of Delaware as a wholly owned subsidiary of Buyer. Without limiting the generality of the foregoing, from and after the Effective Time, the Surviving Corporation shall possess all of the rights, privileges, powers, franchises, properties and other interests of the Company and Acquisition.

2.2. Certificate of Incorporation and By-Laws of the Surviving Corporation. The Certificate of Incorporation of the Surviving Corporation shall be amended at the Effective Time as provided in Exhibit A to the Certificate of Merger until amended as provided by Law, and the Bylaws of Acquisition in effect at the Effective Time shall be the Bylaws of the Surviving Corporation until amended as provided by Law.

2.3. Directors and Officers of the Surviving Corporation. The directors of the Surviving Corporation immediately following the Effective Time shall be the directors of Acquisition immediately prior to the Effective Time, and all such directors shall hold office until their respective successors are duly elected and qualified. The officers of the Surviving Corporation immediately after the Effective Time shall be determined by the directors of the Surviving Corporation, to serve and hold office until their respective successors are duly elected and qualified.

2.4. Conversion of the Shares. At the Effective Time, by virtue of the Merger and without any action on the part of Acquisition or the Company:

(a) Each share of Common Stock and Series A Preferred issued and outstanding immediately prior to the Effective Time (other than any Dissenting Shares) shall be canceled without consideration;

(b) Each share of Series B Preferred shall be converted automatically into the right to receive the sum of (i) the Series B Per Share Consideration and (ii) any Earn-Out Payments Per Series B Share earned in the future, if any.

(c) Each share of Company Stock held in the treasury of the Company and each share of Company Stock owned by any Subsidiary of the Company, by Acquisition or by Buyer immediately prior to the Effective Time shall be cancelled without any conversion thereof and no payment or distribution shall be made with respect thereto.

(d) Each share of Acquisition common stock, par value $0.001 per share, issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock, par value $0.001 per share, of the Surviving Corporation.

2.5. Options and Warrants. The Company will take all necessary action to ensure that at the Effective Time each outstanding option to purchase shares of Common Stock (each an “Option”) and each outstanding warrant to purchase shares of Company Stock other than the Series B Warrants, defined below (each, a “Warrant”), whether or not vested or then exercisable, shall terminate and be canceled; provided, however, that each warrant to purchase shares of Series B Preferred, other than that certain warrant to purchase Series B Preferred held by Silicon Valley Bank (together and exclusive of the warrant held by Silicon Valley Bank, the “Series B Warrants”), shall be cashed out or net exercised in connection with the Merger.

2.6. Dissenting Shares.

(a) Notwithstanding any provision of this Agreement to the contrary, any shares of Company Stock that are outstanding immediately prior to the Effective Time and which are held by the Stockholders who shall not have voted in favor of the Merger or consented thereto in writing and who shall have demanded properly in writing appraisal for such shares in accordance with Section 262 of the DGCL (collectively, the “Dissenting Shares”) shall not be converted into or represent the right to receive any consideration. Such Stockholders shall be entitled to receive payment of the appraised value of such shares held by them in accordance with the provisions of such Section 262, except that all Dissenting Shares held by Stockholders who shall have failed to perfect or who effectively shall have withdrawn or lost their rights to appraisal of such shares under such Section 262 shall thereupon be deemed to have been canceled, in the case of Common Stock or Series A Preferred, or converted into and to have become exchangeable for, as of the Effective Time, the right to receive the sum of the Series B Preferred Per Share Consideration and the Earn Out Payments Per Series B Share, as applicable, without any interest thereon, upon surrender of the certificate or certificates that formerly evidenced such shares.

(b) The Company shall give Buyer (i) prompt notice of any demands for appraisal received by the Company, withdrawals of such demands, and any other instruments served pursuant to the DGCL and received by the Company and (ii) the opportunity to direct all negotiations and proceedings with respect to demands for appraisal under the DGCL. The Company shall not, except with the prior written consent of Buyer, make any payment with respect to any demand for appraisal or offer to settle or settle any such demand. From and after the Closing to the Release Date, the Buyer shall not, except with the prior written consent of the Representative, which consent shall not be unreasonably withheld or delayed, make any payment with respect to any demand for appraisal or offer to settle or settle any such demand if the Buyer intends to seek indemnity therefore pursuant to Section 8.2.

(c) The Company shall within seven days following the date of this Agreement mail to each Stockholder that did not otherwise execute a written consent approving this Agreement a notice (the “Dissenting Share Notice”) stating that this Agreement has been approved by Stockholders holding the requisite number of shares of Company Stock and that appraisal rights are available for such Stockholders’ shares of Company Stock in accordance with Section 262 of the DGCL. Such notice shall also include a copy of Section 262. The Company shall provide a draft copy of the Dissenting Share Notice to the Buyer at least 3 days prior to such mailing and shall use reasonable efforts to incorporate all comments reasonably proposed by the Buyer to such Dissenting Share Notice prior to the mailing thereof.

(d) In the event that Stockholders representing more than three percent (3%) of outstanding shares shall exercise their rights pursuant to Section 262 of the DGCL, the Company or (after the Effective Time) the Representative, on behalf of the Stockholders and Participants, shall be responsible for all amounts payable in connection with such Dissenting Shares.

2.7. Payments.

(a) Loan. Within three (3) Business Days from the date of delivery by the Company to the Buyer of a promissory note (a “Note”) having terms and conditions substantially in conformance to the term sheet attached hereto as Exhibit 2.7(a), Buyer shall or shall cause Acquisition to advance the principal amount of the Note, such principal amount not to exceed $350,000 to the Company to fund working capital expenses of the Company, subject to the restrictions set forth in Article V hereof.

(b) Payments at Closing. Schedule 2.7 attached hereto shall set forth each Participant, each holder of Series B Preferred , each holder of a Series B Warrant, mailing addresses and wire transfer instructions for each, and the amount(s) payable to each in accordance with this Section 2.7 and based on information known as of the date hereof. To the extent necessary, Schedule 2.7 may be updated in connection with the Closing to take into account the changes in Working Capital, Company Fees and Expenses or other elements of Merger Consideration occurring between signing and Closing provided that such changes are made at least five (5) Business Days prior to Closing. At the Closing, the Buyer will deliver cash by wire transfer of immediately available federal funds, in accordance with the applicable wire transfer instructions, as follows:

(i) To the Company, for the benefit of the Participants, an amount equal to the Aggregate Effective Time Participant Consideration, which shall be paid by the Company to the Participants as set forth on Schedule 2.7, provided that the Company shall deduct and pay to the appropriate authority any state and federal payroll taxes required to be withheld (it being understood that the Company shall bear any employer tax contributions for such payment without reducing the Effective Time Consideration);

(ii) To the holders of Series B Preferred and/or Series B Warrants, the aggregate amount payable to such holder, determined by multiplying, (A) in the case of a holder of Series B Preferred, (x) the number of shares of Series B Preferred held by such person by (y) the Series B Per Share Consideration, and (B) in the case of a holder of a Series B Warrant, the amount with respect the Series B Warrants held by such holder, as set forth on Schedule 2.7 (which shall correspond to the amount that would be payable in respect of such Series B Warrant were it to net exercise); and

(iii) To the Escrow Agent (i) $250,000 (the “Working Capital Hold-Back Amount”), (ii) $1,500,000 (the “Indemnity Hold-Back Amount”); (iii) $1,000,000 (the “Special Indemnity Amount”); and (iv) $250,000 to reimburse the Representative for fees and expenses incurred (the “Representative Fund”), in each case to be held in escrow as set forth in Section 2.8.

2.8. Escrow Hold-Backs.

(a) The parties agree that the amounts specified in Section 2.7(b)(iii) shall be deposited in an account (the “Escrow Account”), with the Escrow Agent, to be held and administered in accordance with the terms and conditions of the Escrow Agreement among the Buyer, the Company, the Representative and the Escrow Agent substantially in the form of Exhibit 2.8(a) hereto (the “Escrow Agreement”).

(b) With respect to any Losses suffered by the Buyer or another Buyer Indemnified Party for which the Buyer or such Buyer Indemnified Party is entitled to indemnity pursuant to Article 8 hereof (an “Escrow Claim”), Buyer may recover only from the Indemnity Hold-Back Account except as provided below with respect to a Special Indemnity Claim and in Article 8. With respect to any Losses suffered by the Buyer or another Buyer Indemnified Party for which the Buyer or such Buyer Indemnified Party is entitled to indemnity pursuant to the Special Indemnity (a “Special Indemnity Claim”), Buyer may recover only from the Indemnity Hold-Back Account and the Special Indemnity Account. With respect to amounts owed to it pursuant to Section 2.10, Buyer may recover only from the Working Capital Hold-Back Account and the Indemnity Hold-Back Account. Any such recovery shall be in accordance with the Escrow Agreement.

(c) Indemnity claims pursuant to Article 8, if any, shall be made and disputed, and shall be satisfied if at all from the Escrow Account, each in accordance with Section 2.8(b) above and the terms and conditions of the Escrow Agreement.

(d) On the Special Indemnity Release Date the Escrow Agent shall distribute (or in the case of any distribution to the Participants the Buyer shall distribute on behalf of the Escrow Agent) any remaining portion of the Special Indemnity Account, and on the Release Date the Escrow Agent shall distribute (or in the case of any distribution to the Participants the Buyer shall distribute on behalf of the Escrow Agent) any remaining balance in the Indemnity Hold-Back Account, in each case in accordance with the terms of the Escrow Agreement.

2.9. Pre-Closing Estimates. Attached hereto as Schedule 2.9 is a statement (the “Pre-Closing Statement”), including reasonable detail and in a form reasonably satisfactory to the Buyer, certified on behalf of the Company by the Chief Executive Officer of the Company, setting forth:

(a) (i) the amount of Company Indebtedness (together with the names of the Persons who are owed the Company Indebtedness and the individual amounts for each such Person), (ii) the amount of the Company Fees and Expenses (together with the names of the Persons who are owed the Company Fees and Expenses and the individual amounts for each such Person, which estimate shall be made final not less than five (5) Business Days prior to Closing), (iii) any Approved Capital Expenditure Amounts, and (iv) a form of estimated Working Capital statement agreed to by the Buyer and the Company; and

(b) a complete and accurate capitalization table of the Company providing a list of all holders of record as of such date of (A) the Company’s Capital Stock, including both the Common Stock and the Preferred Stock, (B) any option or warrant to purchase the Company’s Common Stock or Preferred Stock and the exercise price thereof, and (C) any Equity Interest in the Company (such list delivered pursuant to this Section 2.9(b) shall contain the proper name of each such holder and their ownership interest in the Company (including the number of shares, options, warrants or other Equity Interests owned, and the conversion price of any such Equity Interest)).

2.10. Working Capital Adjustment.

(a) Accounting Principles. The amount of Closing Working Capital shall be calculated in accordance with GAAP, consistent with the past practice of the Company.

(b) Working Capital Calculation. On the Closing Date, the Company shall prepare and deliver to the Buyer a calculation (the “Initial Calculation”) of the Working Capital as reflected on the Closing Balance Sheet (the “Closing Working Capital”) calculated on the same basis as the form of estimated Working Capital statement attached to Schedule 2.9, together with the components used in determining the Closing Working Capital, including such schedules and data with respect to the determination of the Closing Working Capital as may be appropriate to support such Initial Calculation.

(c) Calculation Notice. Within 60 days after the Effective Time, the Buyer may deliver to the Representative a written notice (the “Calculation Notice”) either (i) advising the Representative that the Buyer agrees with and accepts the Initial Calculation or (ii) setting forth a detailed explanation of those items in the Initial Calculation that the Buyer disputes and, a statement, with reasonable detail as to the disputed matters, of what the Buyer believes is the correct calculation of Closing Working Capital. If the Buyer does not object to the Initial Calculation in the Calculation Notice within the 60-day period, then the calculation of the Closing Working Capital set forth in the Initial Calculation shall, absent fraud, become final and shall not be subject to further review, challenge or adjustment immediately following the end of such 60-day period.

(d) Resolution of Disputes. If the Buyer objects to the Initial Calculation in a Calculation Notice in accordance with Section 2.10(c), the Buyer and the Representative will attempt to resolve such matters in good faith. In the event that the Representative and the Buyer are unable to resolve any disputes regarding the Closing Working Capital within 10 Business Days after the date the Representative receives the Calculation Notice, then such disputes shall be referred within five (5) Business Days to a referee, which shall be an independent accounting firm of nationally recognized standing (the “Working Capital Referee”) reasonably satisfactory to the Buyer and the Representative (who shall not have any material relationship with the Buyer, the Company, the Representative or their Affiliates), for resolution. If the Buyer and the Representative determine there is not an independent accounting firm of nationally recognized standing that does not have a material relationship with the Buyer, the Company, the Representative or their Affiliates, the Buyer and the Representative agree that a regional accounting firm with an office in Texas reasonably satisfactory to the Buyer and the Representative shall act as the Working Capital Referee. The Working Capital Referee will review only those items and amounts specifically set forth and objected to in the Calculation Notice and resolve the dispute with respect to each such specific item and amount in accordance with GAAP. The fees and expenses of the Working Capital Referee will be borne by the Party whose calculation of the amount of Closing Working Capital is further from the final calculation of such amount by the Working Capital Referee, and the decision of the Working Capital

Referee with respect to the items of the Closing Working Capital submitted to it will be final, conclusive and binding on the Parties and shall be the basis for Working Capital Adjustment, if any, in accordance with 2.10(e). Each of the Buyer and the Representative agrees to use its commercially reasonable efforts to cooperate with the Working Capital Referee and to cause the Working Capital Referee to resolve any dispute no later than 60 Business Days after selection of the Working Capital Referee.

(e) Working Capital Adjustment. If the Closing Working Capital is not equal to the Working Capital Target, then, to the extent the Working Capital Target exceeds the Closing Working Capital by more than $250,000 the Buyer will be entitled to payment of the entire amount of such difference between the Closing Working Capital and the Working Capital Target: (1) first from the Working Capital Hold-Back Account pursuant to the Escrow Agreement and (2) second, to the extent such excess exceeds the Working Capital Hold-Back Account, from the Indemnity Hold-Back Account.

(f) Excess. Upon the resolution of the amount of the Closing Working Capital in accordance with this Section 2.10, the Escrow Agent shall distribute or in the case of any distribution to the Participants the Buyer shall distribute on behalf of the Escrow Agent the remaining balance, if any, of the Working Capital Hold-Back Account to the holders of Series B Preferred, the holders of the Series B Warrants, and the Participants according to the percentages set forth in Schedule I of the Escrow Agreement (other than with respect to amounts attributable to any Dissenting Shares of a Stockholder, which amount the Escrow Agent shall retain or pay to the Representative as provided in the Escrow Agreement). It is understood that Buyer shall bear any employer tax contributions associated with any payments to the Participants in accordance with this provision.

(g) Payments. Any payment due pursuant to this Section 2.10 will be made within ten (10) days after the Closing Working Capital has been finally determined in accordance with this Section 2.10 by wire transfer of immediately available funds to an account designated by the Buyer, in the event a payment is due to the Buyer, and in accordance with the wire transfer instructions set forth on Schedule 2.7, in the event a payment is due to the holders of Series B Preferred, the holders of the Series B Warrants, and the Participants. Any payment pursuant to Section 2.10(f) or (g) will be deemed by the parties to be an adjustment to the Effective Time Consideration.

2.11. The Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Ropes & Gray LLP in San Francisco, California, commencing at 10:00 a.m. pacific time on October 2, 2006, or at such other time as the Buyer and the Company may mutually determine (the “Closing Date”).

2.12. Deliveries at the Closing. At the Closing, (a) the holders of Series B Preferred will deliver to the Buyer all of the shares of Series B Preferred held by such holders; (b) holders of Series B Warrants will deliver to the Buyer all Series B Warrants, (c) the Company will deliver to the Buyer the various certificates, instruments and documents referred to in Section 6.1, and (d) the Buyer will make the payments contemplated by Section 2.7.

2.13. Withholding Rights. Each of the Surviving Corporation, Buyer and Escrow Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any person such amounts as it is required to deduct and withhold with respect to such payment under all applicable Tax Laws and pay such withholding amount over to the appropriate taxing authority. To the extent that amounts are so properly withheld by the Escrow Agent, Surviving Corporation or Buyer, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the person in respect of which such deduction and withholding was made by the Escrow Agent, Surviving Corporation or Buyer, as the case may be.

2.14. Transfer Taxes. If payment of the Series B Per Share Consideration payable to a Stockholder pursuant to Section 2.4 is to be made to a person other than the person in whose name the surrendered Certificate is registered, it shall be a condition of payment that the Certificates so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer and that the person requesting such payment shall have paid all transfer and other Taxes required by reason of the issuance to a person other than the registered holder of the Certificate surrendered or shall have established to the satisfaction of Buyer that such Tax either has been paid or is not applicable.

2.15. Lost Certificates. If any Certificate representing Series B Preferred shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Buyer, the posting by such Person of a bond, in such reasonable amount as the Buyer may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Buyer shall pay at Closing in respect of such lost, stolen or destroyed Certificate the total Series B Consideration to which the holder thereof is entitled pursuant to Section 2.4(b).

2.16. Stock Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers of shares of Company Stock thereafter on the records of the Company. From and after the Effective Time, the holders of Certificates representing shares of Company Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares, except as otherwise provided in this Agreement or by Law. On or after the Effective Time, any Certificates presented to the Surviving Corporation for any reason shall be canceled against delivery of any payments to which the holders thereof are entitled pursuant to Section 2.4(b).

2.17. Earn-Out Payments. As part of the Merger Consideration, the Participants and the holders of Series B Preferred shall be eligible to receive up to an aggregate of five and a half million dollars ($5,500,000) in contingent payments (each such payment, an “Earn-Out Payment”) from the Surviving Corporation based upon the Actual Earn-Out Revenue (as defined below) generated by the Surviving Corporation during each calendar quarter between (and including) the fourth quarter of calendar year 2006 and the fourth quarter of calendar year 2007 (the “Earn-Out Measurement Period”) (each calendar quarter within such Earn-Out Measurement Period an “Earn-Out Quarter”). The Participants, as a group, shall be entitled to 33% of any Earn-Out Payment, allocated as set forth in paragraph (e) below. The holders of Series B Preferred shall be entitled to 67% of any Earn-Out Payment, distributed pro rata based on the number of Series B Preferred shares held by each holder immediately prior to the Effective Time.

(a) Calculations. The Buyer and the Company have agreed on targets for Earn-Out Revenue in each of the Earn-Out Quarters (the “Quarterly Earn-Out Revenue Targets”). The Quarterly Earn-Out Revenue Targets are as follows:

Earn-Out Quarter Ending Date	Quarterly Earn-Out Revenue Target	80% of Quarterly Earn-Out Revenue Target	110% of Quarterly Earn-Out Revenue Target

12/31/06	$3.0 million	$2.4 million	$3.3 million
3/31/07	$3.5 million	$2.8 million	$3.85 million
6/30/07	$4.25 million	$3.4 million	$4.675 million
9/30/07	$5.0 million	$4 million	$5.5 million
12/31/07	$6.0 million	$4.8 million	$6.6 million

(b) As soon as practicable but in any event within 45 days after each Earn-Out Quarter, Buyer shall determine first the Actual Earn-Out Revenue generated during that quarter, and will then compare it to the Quarterly Earn-Out Revenue Target for that quarter and calculate the Earn-Out Payment as follows:

(i) For the first Earn-Out Quarter (the quarter ended December 31, 2006), if the Actual Earn-Out Revenue is at least 80% of the Quarterly Earn-Out Revenue Target for that quarter but less than 110% of the Quarterly Earn-Out Revenue Target, then the Earn-Out Payment shall be equal to the product of (x) $1 million, multiplied by (y) the quotient determined by dividing the Actual Earn-Out Revenue by the Quarterly Earn-Out Revenue Target for that quarter. If the Actual Earn-Out Revenue is less than 80% of the Quarterly Earn-Out Revenue Target, there shall be no Earn-Out Payment due. If the Actual Earn-Out Revenue is 110% of the Quarterly Earn-Out Revenue Target or greater, the Earn-Out Payment shall be $1.1 million.

(ii) For each subsequent Earn-Out Quarter, there may be two calculations. In the event that the Actual Earn-Out Revenue is at least 80% of the Quarterly Earn-Out Revenue Target for that quarter, then the calculations shall be as set forth in paragraph (i) above (i.e., if Actual Earn Out Revenue is greater than 80% but less than 110% of the Quarterly Earn-Out Revenue Target, then the

Earn-Out Payment shall be equal to the product of (x) $1 million, multiplied by (y) the quotient determined by dividing the Actual Earn-Out Revenue by the Quarterly Earn-Out Revenue Target for that quarter and if Actual Earn-Out Revenue is greater than 110% of Quarterly Earn-Out Revenue Target, the Earn-Out Payment shall be $1.1 million). If, on the other hand, the Actual Earn-Out Revenue for a quarter is less than 80% of the Quarterly Earn-Out Revenue Target, then Buyer shall calculate the Earn-Out Payment based on the two quarter ratio of Actual Earn-Out Revenue and Quarterly Earn-Out Revenue Targets for that quarter and the immediately preceding quarter less the Earn-Out Payment already earned in the preceding quarter, if applicable. The two-quarter ratio is calculated by the following method: (1) adding the Actual Earn-Out Revenue from the just completed quarter and the immediately preceding quarter, then (2) adding the Earn Out Targets from the same two quarters, then (3) calculating the ratio of the aggregate Actual Earn-Out Revenue for the two quarter period over the aggregate Quarterly Earn-Out Target Revenue for that two quarter period. If the ratio is less than 0.80 (80%), then no additional payment shall be made. However, if the resulting ratio is at least 80%, then that ratio will be multiplied by $2.0 million (the aggregate potential Earn-Out Payments available over two quarters, assuming 100% of Quarterly Earn-Out Revenue Target met), and then deduct from the product calculated in the previous step the amount of the Earn Out Payment from the earlier quarter, with the resulting difference being the Earn-Out Payment accrued for that second quarter; provided, however, that in no event shall an Earn-Out Payment for any Earn-Out Quarter exceed $1.1 million. Examples of this calculation are set out below:

Earn Out Element ($ in millions)	Period N minus 1 (e.g.1Q07)	Period N (e.g. 2Q07)	2 Qtr Aggregate
Quarterly Earn Out Revenue Target	$3.500	$4.250	$7.750
Earn Out Revenue	$4.000	$2.975	$6.975
Ratio of EOT/EOR	114%	70%	90%
Payment w/o Look Back	$1.100	$0.000	$1.100
Payment w/Look Back =90%*$2.0 million aggregate target			$1.800
Deduction of amount paid in prior quarter from Period N		$(1.100)
Aggregate Payments Made	$1.100	$0.700	$1.800

Earn Out Element ($ in millions)	Period N minus 1 (e.g.3Q07)	Period N (e.g. 4Q07)	2 Qtr Aggregate
Quarterly Earn Out Revenue Target	$5.000	$6.000	$11.000
Earn Out Revenue	$4.500	$4.500	$9.000
Ratio of EOT/EOR	90%	75%	82%
Payment w/o Look Back	$0.900	$0.000	$0.900
Payment w/Look Back =81.8%*$2.0 million aggregate target			$1.636
Deduction of amount paid in prior quarter from Period N		$(0.900)
Aggregate Payments Made	$0.900	$0.736	$1.636

Earn Out Element ($ in millions)	Period N minus 1 (e.g.3Q07)	Period N (e.g. 4Q07)	2 Qtr Aggregate
Quarterly Earn Out Revenue Target	$5.000	$6.000	$11.000
Earn Out Revenue	$4.000	$4.250	$8.250
Ratio of EOT/EOR	80%	71%	75%
Payment w/o Look Back	$0.800	$0.000	$0.800
Payment w/Look Back, two quarter ratio <80%			$0.800
Deduction of amount paid in prior quarter from Period N		N/A, no additional Payment as 2- Qtr ratio <80%
Aggregate Payments Made	$0.800	$0.000	$0.800

Earn Out Element ($ in millions)	Period N minus 1 (e.g.3Q07)	Period N (e.g. 4Q07)	2 Qtr Aggregate
Quarterly Earn Out Revenue Target	$5.000	$6.000	$11.000
Earn Out Revenue	$8.000	$4.250	$12.250
Ratio of EOT/EOR	160%	71%	111%
Payment w/o Look Back	$1.100	$0.000	$1.100
Payment w/Look Back, =110% x $2.0 million			$2.200 (Payment capped at $1.1 million per Earn-Out Quarter)
Deduction of amount paid in prior quarter from Period N		$(1.100)
Aggregate Payments Made	$1.100	$1.100	$2.200

(c) Calculation of Earn-Out Payments. Not later than 45 calendar days after the last day of each Earn-Out Quarter (each a “Calculation Date”), the Buyer shall deliver to the Representative a notice containing the Buyer’s calculation of Actual Earn-Out Revenue for such Earn-Out Quarter and the resulting calculation of the Earn-Out Payment for the applicable Earn-Out Quarter, the latter in accordance with Section 2.17(a) (the “Calculation Notice”). Each calculation of Actual Earn-Out Revenue and an Earn-Out Payment is individually referred to herein as a “Calculation.” Buyer shall bear the costs and expenses of preparing each Calculation. Each Calculation Notice shall be accompanied by such supporting work papers as Buyer reasonably and in good faith determines to be material to an understanding of the Calculation.

(i) Disputed Items. The Representative shall have 20 calendar days from receipt of a Calculation Notice to notify the Buyer of any objections to the Calculation, and Buyer shall make available to the Representative during such 20-Day period such books and records of the Surviving Corporation as the Representative may reasonably request in order to verify such Calculation. Any notification to the Surviving Corporation by the Representative (the “Dispute Notice”) shall specify the item or items in dispute (each, a “Disputed Item”). Any Disputed Item shall be resolved in the manner set forth in Section 2.17(d) below. If either: (A) the Representative does not deliver a Dispute Notice to the Surviving Corporation within 20 calendar days from receipt of a Calculation Notice; or (B) the Representative acknowledges in writing that the Calculation contained in a Calculation Notice is accurate, the Calculation of Actual Earn-Out Revenue and the Calculation of the Earn-Out Payment for such Earn-Out Quarter shall be final and binding on all Parties.

(ii) Earn-Out Referee. If the Surviving Corporation and the Representative are unable to resolve any Disputed Item within 30 calendar days after receipt by the Surviving Corporation of a Dispute Notice, such dispute shall be submitted promptly to an accounting firm acceptable to both Parties (the “Earn-Out Referee”) to review the Disputed Item. The Earn-Out Referee shall resolve the remaining Disputed Items within 30 calendar days after the Earn-Out Referee’s engagement by the Parties. The decision of the Earn-Out Referee shall be final and binding upon the Parties and neither Party shall bring any action or proceeding in any forum seeking to invalidate, challenge, modify or prevent the enforcement of such determination. The fees, costs and expenses of the Earn-Out Referee shall be borne by Buyer and the recipients of the Earn-Out Payment in proportion to the relative differences between the Calculations by Buyer and the Representative, respectively, and the calculation thereof by the Earn-Out Referee. Each Party shall bear the fees, costs and expenses of its own accountants.

(iii) Payment Dates. There shall be two payment dates (the “Earn-Out Payment Dates”). The first Earn-Out Payment Date shall be 10 days after final determination of the Earn Out Payments due for the quarters through and including March 31, 2007, and the second Earn-Out Payment Date shall be 10 days after final determination of Earn-Out Payments due for the three quarters ended December 31, 2007. Upon each Earn-Out Payment Date, either Buyer shall deliver or shall cause the Surviving Corporation to deliver the aggregate Earn-Out Payments earned, if any, in accordance with the requirements of Sections 2.17(d) and 2.17(e) below.

(d) Earn-Out Payments to Participants. The portion of any Earn-Out Payment shall be allocated and paid to Participants as follows:

(i) 15% of the aggregate Earn-Out Payment for each Earn-Out Quarter shall be allocated as set forth as the “Fixed Participant Earnout Allocation” on Schedule 2.7, and shall be paid directly by the Buyer (subject to withholding of all state and federal payroll taxes required to be paid), following final determination of the Earn-Out Payment pursuant to Section 2.17(c) above to the Participants set out in the “Fixed Participant Earnout Allocation” of Schedule 2.7, in the proportions set forth thereon, in each case, so long as (subject to paragraph (iii) below), such person either (1) remains an employee of or consultant to the Surviving Corporation, Buyer or one of their respective affiliates either through the end of the relevant Earn-Out Quarter, (2) is deemed pursuant to paragraph (iii) below to still be a Participant, or (3) as otherwise specified in Schedule 2.17(d) attached hereto, such Participant shall continue to have a right to receive Earn-Out Payments as specified in this Section 2.17(d). In the event that one or more Participants does not remain an employee of or consultant to the Surviving Corporation, Buyer, or one of their respective affiliates through the end of an Earn-Out Quarter, or is not deemed pursuant to paragraph (iii) below to be a Participant or does not meet the requirements in Schedule 2.17(d), any such person’s allocation of Earn-Out Payment shall be distributed to the remaining Participants in accordance with the relative allocations set forth on Schedule 2.7.

(ii) 18% of the aggregate Earn-Out Payment for each Earn-Out Quarter shall be allocated as set forth as the “Discretionary Participant Earnout Allocation” on Schedule 2.7 on a quarterly basis by Buyer in its discretion to Participants who are still employees of the Surviving Corporation, Buyer or one of their respective affiliates through the end of such Earn-Out Quarter; provided, that the Participants specified in the “Discretionary Participant Earnout Allocation” on Schedule 2.7 shall receive not less than the percents set forth in the “Discretionary Participant Earnout Allocation” portion of Schedule 2.7 in any given Earn-Out Quarter where an Earn-Out Payment is earned for such Earn-Out Quarter pursuant to Section 2.17(b), in all events subject to withholding of all state and federal payroll taxes required to be paid. Prior to the start of each new Earn-Out Quarter, Buyer shall notify the Representative if the allocation of the portion of the Earn-Out Payment attributable to this paragraph for the forthcoming quarter is to change. So long as (subject to paragraph (iii) below), such person either (1) remains an employee of or consultant to the Surviving Corporation, Buyer or one of their respective affiliates either through the end of the relevant Earn-Out Quarter, (2) is deemed pursuant to paragraph (iii) below to still be a Participant or (3) as otherwise specified in Schedule 2.17(d), such Participant shall continue to have a right to receive Earn-Out Payments as specified from time to time in Schedule 2.7. In the event that one or more Participants does not remain an employee of or consultant to the Surviving Corporation, Buyer, or one of their respective affiliates through the end of an Earn-Out Quarter, or is not deemed pursuant to paragraph (iii) below to be a Participant or does not meet the requirements in Schedule 2.17(d), any such person’s allocation of Earn-Out Payment shall be distributed to the remaining Participants in accordance with the relative allocations set forth on Schedule 2.7, until such time as Buyer provides a revised allocation of the Discretionary Participant Earn-Out Allocation..

(iii) For purposes of this Section 2.17, a Participant shall no longer be an employee of or consultant to the Buyer upon the effective date of the termination of such Participant’s employment or consultancy if such Participant either (1) terminates his or her employment (except for a Participant listed on Schedule 2.17(d)(iii), attached hereto, who terminates his or her employment for “Good Reason”, as defined in such Participant’s employment agreement with the Buyer), or (2) is terminated by the Buyer for “Cause” (as defined below) in a quarter, and in the event of such a termination, Participant will not receive any of the Earn-Out Payments described in this paragraph for the Earn-Out Quarter in which the termination occurred or any subsequent Earn-Out Quarter (but will still be entitled to receive Earn-Out Payments earned in prior Earn-Out Quarters) except as specified in Schedule 2.17(d). Any Participant listed on Schedule 2.17(d)(iii) who quits for Good Reason or any Participant who is terminated by the Buyer without Cause, shall be deemed for purposes of this Section 2.17 to still be a Participant and shall be entitled to receive Earn-Out Payments in accordance with Schedule 2.17 (as in effect from time to time) through the end of the Earn-Out Period. For purposes of this Section 2.17, “Cause” means (i) failure by the employee to devote sufficient time and effort to the performance of his or her duties; (ii) failure by the employee to perform one or more duties to the satisfaction of the Surviving Corporation or the Buyer if not cured within five (5) days after notice by the Surviving Corporation or the Buyer and provided such failure to perform is not repeated within thirty (30) days after such cure, (iii) repeated unexplained or unjustified absences from the Surviving Corporation or the Buyer; (iv) a material and willful violation of any federal or state law which if made public would injure the business or reputation of the Surviving Corporation or the Buyer; (v) refusal or willful failure to act in accordance with any specific, written lawful direction or order of the Surviving Corporation or the Buyer, including without limitation any written policy of the Surviving Corporation or the Buyer; (vi) commission of any act of fraud with respect to the Buyer or its affiliates; or (vii) conviction of a felony or a crime involving moral turpitude causing material harm to the standing and reputation of the Surviving Corporation or the Buyer, in each case as reasonably determined in good faith by the Buyer or the Board of Directors of the Buyer or its authorized committee (the “Board”).

(iv) Payments to Participants shall be made by the Buyer in accordance with the terms of this Agreement and as set forth on Schedule 2.7.

It is understood that Buyer shall bear any employer tax contributions associated with any payments to the Participants in accordance with this provision.

(e) Earn-Out Payments to Holders of Series B Preferred and/or of Series B Warrants. Each holder of Series B Preferred and/or of a Series B Warrant shall be entitled to receive from Buyer, with respect to each share of Series B Preferred outstanding immediately prior to the Effective Time (other than and excluding Dissenting Shares) held by each holder, and with respect to each share of Series B Preferred underlying the Series B Warrant(s) held by such holder (assuming the net exercise thereof), an amount equal to the applicable Earn-Out Payment Per Series B Share, payable either by wire transfer of immediately available funds to the account specified in Schedule 2.7 or, if no such account is specified, by check to the address for such holder set forth on Schedule 2.7, unless the holder shall have notified the Buyer in writing of a new address at least 30 days prior to any such Earn-Out Payment. Each Series B Holder’s (or holder of a Series B Warrant)’s rights with respect to any Earn-Out Payment shall be non-assignable and non-transferable in whole or in part, except as required by operation of law or by will. Earn-Out Payment amounts shall not be increased to reflect any imputed interest.

(f) Actual Earn-Out Revenue. For the purposes of calculating any Earn-Out Payments due under this Section 2.17, “Actual Earn-Out Revenue” shall mean the revenue generated by the Buyer or any of its Affiliates from the sale of Company products and any license, maintenance and professional service fees solely to the extent generated by such Company products, as reasonably determined by Buyer acting in good faith and in accordance with GAAP.

2.18. Further Assurances. If, at any time after the Effective Time, the Surviving Corporation shall consider or be advised that any deeds, bills of sale, assignments, assurances or any other acts or things are necessary or desirable to vest, perfect or confirm, of record or otherwise, in the Surviving Corporation, its right, title or interest in or to any of the rights, properties or assets of the Company or Acquisition or otherwise to carry out the purposes of this Agreement, the Surviving Corporation and its officers and directors shall be authorized to execute and deliver, in the name and on behalf of the Company or Acquisition, all such deeds, bills of sale, assignments and assurances and to do, in the name and on behalf of the Company or Acquisition, all such other acts and things necessary or desirable to vest, perfect or confirm any and all right, title or interest in, to or under such rights, properties or assets in the Surviving Corporation or otherwise to carry out the purposes of this Agreement.

2.19. Representative. (a) Effective upon the approval of the Merger and this Agreement by the Stockholders, and without any further act of any Stockholder, holder of Series B Warrant or Participant, the Representative shall be irrevocably constituted and appointed as the Representative for and on behalf of both the Stockholders, holders of Series B Warrant and the Participants contemplated by Schedule 2.7 to give and receive notices and communications, take any and all actions arising out of, or in connection with, this Agreement and the Ancillary Agreements, including for purposes of taking any action or omitting to take action on behalf of all Stockholders, holders of Series B Warrant and Participants or each of them hereunder or thereunder, to authorize delivery to the Buyer or any other Buyer Indemnified Party of any amounts from the funds held by the Escrow Agent in satisfaction of claims by the Buyer or such other Buyer Indemnified Party, to negotiate, enter into settlements and compromises of and comply with orders of courts with respect to such claims, and to take all actions necessary or appropriate in the judgment of the Representative for the accomplishment of the foregoing, and to carry out all other obligations set forth specifically for the Representative in this Agreement. Such agency may be changed by the persons and entities set forth on Schedule 2.7 and representing two-thirds of the payments to be made thereunder of upon not less than ten (10) calendar days’ prior written notice to all such persons and entities, Buyer and the Escrow Agent. Notices of communications to or from the Representative pertaining to the powers and duties of the Representative shall constitute notice to or from each of the Stockholders, holders of Series B Warrant and Participants with respect to any such item.

(b) The Representative shall not be liable to any Stockholder, holder of Series B Warrant or Participant for any act done or omitted hereunder as Representative while acting in good faith and in the exercise of reasonable judgment. The Representative will serve without compensation unless otherwise agreed in a separate agreement among the Stockholders, holders of Series B Warrant, Participants and the Representative. The Stockholders, holders of Series B Warrant and the Participants shall jointly and severally and on a pro rata basis, based on the amounts set forth on Schedule 2.7, indemnify and defend the Representative and hold the Representative harmless against any Loss incurred by the Representative and arising out of or in connection with the acceptance, performance or administration of the Representative’s duties hereunder and under the Ancillary Agreements (including the Escrow Agreement), including the reasonable fees and expenses of any legal counsel, accountants, auditors and other advisors retained by the Representative.

(c) A decision, act, consent or instruction of the Representative shall constitute a decision of all of the Stockholders, holders of Series B Warrant and the Participants, and shall be final, binding and conclusive upon each and every Stockholder, holder of Series B Warrant and Participant, and the Escrow Agent and Buyer may rely upon any decision, act, consent or instruction of each and every Stockholder. The Escrow Agent and Buyer are hereby relieved from any liability to any Person for any acts done by them in accordance with such decision, act, consent or instruction of the Representative.

ARTICLE III

Representations and Warranties of the Company

The Company represents and warrants to the Buyer on behalf of itself and its Subsidiaries that the statements contained in this Article III are correct and complete as of, unless another date is specified, the date of this Agreement, except as set forth in the disclosure schedule accompanying this Agreement (the “Disclosure Schedule”). The Disclosure Schedule will be arranged in paragraphs corresponding to the lettered and numbered paragraphs contained in this Article III and each disclosure set forth in the Disclosure Schedule shall be deemed disclosure solely for purposes of, and shall qualify and be treated as an exception to such lettered or numbered paragraph, except to the extent that (i) it is reasonably apparent that disclosure in one section or subsection of the Disclosure Schedule is applicable to another section or subsection (except that no matter shall be deemed to be disclosed for purposes of Sections 3.5, 3.25 or 3.30 of the Disclosure Schedule if it is not set forth or cross-referenced in such Section of the Disclosure Schedule) or (ii) disclosure in one section or subsection of the Disclosure Schedule is specifically referred to in another section or subsection of the Disclosure Schedule by appropriate cross-reference.

3.1. Organization and Authority of the Company. The Company is a Delaware corporation, duly organized, validly existing, and in good standing under the laws of Delaware. Copies of the certificate of incorporation and bylaws of the Company as amended to date have been heretofore delivered to the Buyer, are accurate and complete and each instrument is in full force and effect. Each of the Company and each of its Subsidiaries is qualified and in good standing as a foreign corporation in each jurisdiction listed on Section 3.1 of the Disclosure Schedule, which are the only jurisdictions where the nature of the activities conducted by it or the character of the property owned, leased or operated by it make such qualification necessary or appropriate, except where the failure to be qualified to do business or in good standing has not had or would not be reasonably likely to have a Material Adverse Effect. Each of the Company and each of its Subsidiaries has corporate or similar power or authority to own, lease and operate its assets and to carry on its business as it has heretofore been conducted.

3.2. Capitalization and Ownership of the Company.

(a) The authorized capital stock of the Company consists of 18,000,000 shares of Common Stock, $0.001 par value per share, 170,000 shares of Series A Preferred Stock; and 12,337,112 shares of Series B Preferred Stock (together with the Common Stock and the Series A Preferred Stock, the “Company Stock”). As of the date hereof, there are issued and outstanding (a) 1,964,888 shares of Common Stock, of which no shares are held as treasury stock, (b) 168,001 shares of Series A Preferred Stock, of which no shares are held as treasury stock, and (c) 9,264,130 shares of Series B Preferred Stock, of which no shares are held as treasury stock, and all of such shares are held of record and beneficially by the Persons and in the respective amounts set forth on Section 3.2(a) of the Disclosure Schedule, free and clear of any Liens. As of the date hereof, (i) (A) 453,477 shares of Common Stock are reserved for issuance pursuant to outstanding Warrants to purchase Common Stock, (B) 7,862 shares of Common Stock are reserved for issuance pursuant to the conversion of the Series A Preferred Stock issuable upon exercise of certain outstanding Warrants to purchase Series A Preferred Stock, and (C) 1,723,311 shares of Common Stock are reserved for issuance pursuant to the conversion of the Series B Preferred Stock issuable upon exercise of certain outstanding Warrants to purchase Series B Preferred Stock; (ii) 896,466 shares of Common Stock are reserved for issuance pursuant to outstanding Options, all of which have been granted under the Company Stock Option Plan; (iii) 1,350 shares of Series A Preferred Stock are reserved for issuance pursuant to outstanding Series A Preferred Warrants; (iv) 1,723,311 shares of Series B Preferred Stock are reserved for issuance pursuant to outstanding Series B Preferred Warrants. All of the outstanding shares of capital stock of the Company are duly authorized and have been validly issued, and are fully paid and nonassessable. None of the outstanding shares of Company Stock were issued in violation of the Securities Act or the securities or blue sky laws of any state or jurisdiction.

(b) The Company has no outstanding bonds, debentures, notes or other indebtedness that have the right to vote on any matters on which the Stockholders can vote.

(c) Except as set forth on Section 3.2(c) of the Disclosure Schedule, there are not as of the date hereof, and at the Effective Time there will not be, any (i) agreements restricting the transfer of stock held by, or affecting the rights of any Stockholder, (ii) preemptive rights on the part of any holder of any class of securities of the Company and (iii) subscriptions, outstanding options, conversion or exchange rights, warrants, repurchase or redemption agreements, or other agreements, claims or commitments of any kind obligating the Company, contingently or otherwise, to issue, transfer, deliver or sell any of its Equity Interests, and no authorization therefor has been given. The agreements set forth on Section 3.2(c) of the Disclosure Schedule shall automatically terminate, or be terminated, effective upon the Closing. The issued and outstanding Options are held by the persons and in the amounts set forth on Section 3.2(c) of the Disclosure Schedule.

(d) To the Knowledge of the Company, other than the Third Amended and Restated Investors’ Rights Agreement dated August 30, 2004, as amended, there are no stockholder agreements, voting trusts, proxies or other agreements or understandings with respect to the voting of the Company Stock. Such Third Amended and Restated Investors’ Rights Agreement shall be terminated effective upon the Closing.

3.3. Subsidiaries. Section 3.3 of Disclosure Schedule sets forth a true and complete list of each of the Subsidiaries of the Company, its jurisdiction of organization and capitalization, and the jurisdictions in which it is qualified to do business. Each Subsidiary of the Company is validly existing and in good standing under the laws of its jurisdiction of organization. Except as set forth on Section 3.3 of the Disclosure Schedule, all the outstanding shares of Capital Stock of, or other Equity Interests in, each Subsidiary are duly authorized and have been validly issued and are fully paid and nonassessable and are owned directly or indirectly by the Company, free and clear of all Liens and free of any other restriction (including preemptive rights and any restriction on the right to vote, sell or otherwise dispose of such capital stock or other ownership interests). None of the outstanding shares of Capital Stock of a Subsidiary of the Company was issued in violation of the Securities Act or the securities or blue sky laws of any state or jurisdiction. There are not as of the date hereof, and at the Effective Time there will not be, any (i) agreements restricting the transfer of, or affecting the rights of any holder of, the shares of Capital Stock of any Subsidiary of the Company, (ii) preemptive rights on the part of any holder of any class of securities of such Subsidiary and (iii) subscriptions, outstanding options, conversion or exchange rights, warrants, repurchase or redemption agreements, or other agreements, claims or commitments of any kind obligating such Subsidiary, contingently or otherwise, to issue, transfer, deliver or sell any of its Equity Interest, and no authorization therefor has been given. To the Knowledge of the Company, there are no stockholder agreements, voting trusts, proxies or other agreements or understandings with respect to the voting of the capital stock of any Subsidiary of the Company.

3.4. Authorization of Transaction. The Company has the legal capacity, power and authority (including full corporate power and authority) to execute and deliver this Agreement and to perform its obligations hereunder. Stockholders holding a majority of the issued and outstanding shares of Company Stock have approved the Merger and this Agreement. The total number of Dissenting Shares does not exceed three percent (3%) of the issued and outstanding shares of Company Stock as of the Closing Date. All corporate and other actions or proceedings to be taken by or on the part of the Company and its Subsidiaries to authorize and permit the execution and delivery by them of this Agreement and the instruments required to be executed and delivered by the Company hereto, the performance by it of its obligations hereunder, and the consummation by it of the transactions contemplated herein, have been duly and properly taken (other than the filing with the Secretary of State of Delaware the Certificate of Merger (in substantially the form attached hereto as Exhibit C) as required by the DGCL). This Agreement has been duly executed and delivered by the Company and constitutes the legal, valid and binding obligation of the Company, enforceable in accordance with its terms and conditions.

3.5. No Conflict. Neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby (including the Escrow Agreement and any certificates or other instruments or documents required to be delivered pursuant to this Agreement) will (i) violate any Law, Permit, charge, or other restriction of any Governmental Authority applicable to the Company or any of its Subsidiaries, (ii) conflict with, result in a breach of, constitute a default under, result in acceleration of any rights under, create in any party the right to accelerate, terminate, modify or cancel, or require any notice under any material Contract to which the Company or any of its Subsidiaries is a party or by which any of them are bound or any of their property is subject or (iii) result in a breach of or constitute a default or violation under any provision of the charter or by-laws of any of the Company or its Subsidiaries, except, in the case of clauses (i) and (ii), where such breach has not had or could not be reasonably expected to have a Material Adverse Effect. None of the Company or its Subsidiaries needs to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any Governmental Authority in order for the Parties to consummate the transactions contemplated by this Agreement, except for the filing of the Certificate of Merger with the Secretary of State of Delaware. Company has complied in all material respects with the MCA (defined below).

3.6. Brokers’ Fees. Except as set forth on Section 3.6 of the Disclosure Schedule, none of the Company or its Subsidiaries has any Liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement for which Buyer, the Company or its Subsidiaries could become liable or obligated. A copy of the Company’s agreement with Rutberg, L.P. is attached to Section 3.6 of the Disclosure Schedule.

3.7. Title to Assets. Each of the Company and its Subsidiaries has good and marketable title to, or a valid and subsisting leasehold interest in, the tangible properties and tangible assets used by it, located on its premises, or reflected on the Most Recent Balance Sheet or acquired after the date thereof, free and clear of all Liens, except for tangible properties and tangible assets disposed of in the Ordinary Course of Business since the date of the Most Recent Balance Sheet. Except as set forth on Section 3.7 of the Disclosure Schedule, none of such properties or assets is subject to any Lien.

3.8. All Assets Necessary to Conduct Business. The assets, properties and rights of the Company and its Subsidiaries reflected in the Most Recent Balance Sheet comprise all of the tangible assets used by the Company and its Subsidiaries and to the Company’s knowledge, necessary to the conduct of the Company’s and its Subsidiaries’ business as currently conducted.

3.9. Financial Statements.

(a) Attached hereto as Exhibit 3.9 are the following financial statements (collectively the “Financial Statements”): (i) audited consolidated balance sheets and statements of income, changes in stockholders’ equity, and cash flow of the Company as of and for the fiscal years ended December 31, 2004, and December 31, 2005 (December 31, 2005, the “Most Recent Fiscal Year End”) and (ii) unaudited consolidated balance sheets and statements of income, changes in stockholders’ equity and cash flows of the Company for the seven months and year to date ended July 31, 2006 (the “Most Recent Balance Sheet”). The Financial Statements (including, with respect to the audited financial statements only, the notes thereto) have been prepared in accordance with GAAP applied on a consistent basis throughout the periods covered thereby, present fairly in all material respects the consolidated financial condition of the Company as of such dates and the consolidated results of operations of the Company for such periods and are consistent with the books and records of the Company and its Subsidiaries, subject to normal and recurring year end adjustments and in the case of the unaudited financial statements, the absence of notes.

(b) The Company maintains a system of internal accounting controls appropriate for a company of the Company’s stage of development and designed to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability; (iii) access to the Company’s assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for the Company’s assets is compared with the existing assets at reasonable intervals and appropriate actions are taken with respect to any differences. To the Knowledge of the Company, there are no, nor have there been, material breaches or material violations of internal accounting control systems or procedures or fraud, or allegations of fraud, committed by an officer of the Company or other persons in a financial control or management position with respect to the Company.

(c) The revenues and accounts receivable recorded in the books and records of the Company and its Subsidiaries and reflected in the Financial Statements comply with the principles of revenue recognition set forth in AICPA SOP No. 97-2 (Software Revenue Recognition), SFAS No. 48 (Revenue Recognition When Right of Return Exists), and other applicable authoritative literature.

3.10. Indebtedness and Guarantees. Except as set forth in the Most Recent Financial Statements or on Section 3.10 of the Disclosure Schedule, none of the Company or its Subsidiaries has any outstanding Indebtedness. The Company is not a guarantor of and to the Knowledge of the Company is not otherwise liable for any Liability or obligation of any other Person.

3.11. Absence of Certain Changes and Events. Since the date of the Most Recent Balance Sheet and except as disclosed in Section 3.11 of the Disclosure Schedule, the Company and its Subsidiaries have conducted their business only in the Ordinary Course of Business and there has not been any:

(a) action taken (or any failure to act) that if taken by the Company or any of its Subsidiaries during the period from the date of this Agreement through the Effective Time would constitute a breach of Section 5.4; and

(b) none of the Company or its Subsidiaries has committed to do any of the foregoing.

3.12. Absence of Undisclosed Liabilities. None of the Company or its Subsidiaries has any material Liability whether accrued, absolute, contingent or otherwise (and to the Knowledge of the Company there is no Basis for any present or future action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand against any of them giving rise to any Liability), except for (i) Liabilities set forth on the face of the Most Recent Balance Sheet (rather than in any notes thereto), and (ii) Liabilities (A) which have arisen after the date of the Most Recent Balance Sheet in the Ordinary Course of Business or (B) which relate to the Contracts (none of which liabilities referred to under clause (ii) of this Section 3.12 results from, arises out of, relates to, is in the nature of, or was caused by any breach of contract, breach of warranty, tort infringement, or violation of law).

3.13. Legal and Other Compliance.

(a) Each of the Company, its Subsidiaries and any of their predecessors is in compliance in all material respects with all applicable Laws and to the Knowledge of the Company, no action, suit, proceeding, hearing, investigation, charge, complaint, claim, demand, or notice has been filed or commenced against any of them alleging any failure so to comply, except such non compliance that has not had and could not be reasonably expected to have a Material Adverse Effect. Except as disclosed in Section 3.13(a) of the Disclosure Schedule, neither the consummation of the transactions contemplated by this Agreement or the Escrow Agreement, nor the use of any of the properties or assets of the Company or any of its Subsidiaries, nor the conduct of any of their respective businesses conflicts with the rights of any other Person or violates, or with the giving of notice or the passage of time or both will violate, conflict with or result in a default, right to accelerate or loss of rights under, any terms or provisions of any of their charter or by-laws or any Contract to which the Company or its Subsidiaries is a party or any Law by which any of them may be bound or affected.

(b) The Company and its Subsidiaries and employees hold all authorizations, permits, licenses, certificates, easements, concessions, franchises, variances, exemptions, orders, consents, registrations, approvals and clearances of all Governmental Authorities and third Persons which are required for the Company and its Subsidiaries to own, lease and operate its properties and other assets and to carry on their respective businesses as they are conducted as of the date hereof (the “Permits”), such Permits are not subject to any conditions or requirements that are not generally imposed on the holders thereof, and all such Permits are valid and in full force and effect, except where the failure to have, or the suspension or cancellation of, or the failure to be valid or in full force and effect of, any such Permits individually or in the aggregate, has not had and could not be reasonably expected to have a Material Adverse Effect; and to the Knowledge of the Company no proceeding is pending, or threatened, to revoke, suspend, cancel, terminate or otherwise adversely modify any Permit. The Company and its Subsidiaries are, and have been at all times, in compliance with the terms of the Permits, except where the failure to be in compliance with the terms of the Permits, individually or in the aggregate, has not had and could not reasonably be expected to have a Material Adverse Effect.

(c) Since January 1, 2003 neither the Company nor any of its Subsidiaries has received any written notification from any Governmental Authority (A) asserting that the Company or any of its Subsidiaries is not in compliance with, or at any time since such date has failed to comply with any Laws (except for any such lack of compliance which, individually or in the aggregate, has not had and could not reasonably be expected to have a Material Adverse Effect) or (B) threatening to revoke any Permit (except for any such revocation which, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect), nor to the Knowledge of the Company does any Basis exist therefore. None of the Company or its Subsidiaries has Knowledge of any proposed Laws, governmental takings, condemnations, investigations or other proceedings which would be applicable to its business, operations or properties and which might materially and adversely affect the properties, assets, liabilities, operations or prospects of the Company and its Subsidiaries, taken as a whole.

(d) Except as disclosed in Section 3.13(d) of the Disclosure Schedule, the Company and each of its Subsidiaries has conducted its export transactions in accordance with applicable provisions of United States export control laws and regulations, including but not limited to the Export Administration Act and implementing Export Administration Regulation. Without limiting the foregoing, the Company represents and warrants that (i) the Company and each of its Subsidiaries has obtained all export licenses and other approvals required for its exports of products, software and technologies from the United States; (ii) the Company and each of its Subsidiaries is in compliance with the terms of all applicable export licenses or other approvals; (iii) to the Knowledge of the Company, there are no pending or threatened claims against the Company or any of its Subsidiaries with respect to such export licenses or other approvals; (iv) there are no actions, conditions or circumstances pertaining to the Company’s or any of its Subsidiaries’ export transactions that may give rise to any future claims; and (v) no consents or approvals for the transfer of export licenses to Buyer are required, or such consents and approvals can be obtained expeditiously without material cost.

3.14. No Material Adverse Change. Since the date of the Most Recent Financial Statements, there has not been a Material Adverse Effect.

3.15. Taxes.

(a) Except as set forth on Section 3.15(a) of the Disclosure Schedule, each of the Company and its Subsidiaries has or, as of the Closing Date, will have (A) duly and timely filed (or there have been filed on its behalf) all Tax Returns required to be filed by it (taking into account all applicable extensions) with the appropriate Tax Authority and all such Tax Returns are true, correct and complete in all material respects, (B) duly paid in full all Taxes (whether or not shown on any Tax Return) and (C) complied with all Laws relating to the payment and withholding of Taxes.

(b) There are no Liens for Taxes upon any property or assets of the Company or any of its Subsidiaries other than Liens for Taxes not yet due and payable.

(c) The Most Recent Financial Statements reflect an adequate reserve in accordance with GAAP for all Tax Liabilities of the Company and its Subsidiaries for all taxable periods and portions thereof accrued through the date of such financial statements.

(d) There is no audit, examination, deficiency, refund litigation, proposed adjustment or matter in controversy with respect to any Taxes or Tax Return of the Company or any of its Subsidiaries which, if determined adversely, would be expected to result in a Tax deficiency. Neither the Company nor any of its Subsidiaries has received written notice of any claim made by a Governmental Authority in a jurisdiction where the Company or any of its Subsidiaries, as applicable, does not file a Tax Return, that the Company or such Subsidiary is or may be subject to taxation by that jurisdiction.

(e) No deficiencies were asserted as a result of any examinations of any Tax Return of the Company or any of its Subsidiaries, including any predecessors thereof, which have not been resolved and fully paid or accrued as a Liability on the Most Recent Financial Statements.

(f) There are no outstanding requests, agreements, consents or waivers to extend the statutory period of limitations applicable to the assessment of any Taxes or deficiencies against the Company or any of its Subsidiaries, and no power of attorney granted by either the Company or any of its Subsidiaries with respect to any Taxes is currently in force.

(g) Except as set forth on Section 3.15(g) of the Disclosure Schedule, neither the Company nor any of its Subsidiaries is a party to any agreement providing for the allocation, indemnification or sharing of Taxes (other than any agreements solely between the Company and its Subsidiaries), and neither the Company nor any of its Subsidiaries (A) has been a member of an affiliated group (or similar state, local or foreign filing group) filing a consolidated income Tax Return (other than a group the common parent of which is the Company) or (B) has any liability for the Taxes of any Person (other than the Company or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of Law), as a transferee or successor, by contract or otherwise.

(h) The Company and each of its Subsidiaries has delivered or made available to Buyer complete copies of all Tax Returns of the Company and each of its Subsidiaries, including any predecessors thereof, for taxable years ending between December 31, 2000 and December 31, 2005.

(i) Neither the Company nor any of its Subsidiaries has (A) agreed to make nor is it required to make any adjustment under Section 481(a) of the Code by reason of a change in accounting method or otherwise; (B) constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying (or intended to qualify) for tax-free treatment under Section 355 of the Code (or as much of Section 356 of the Code as relates to Section 355) (I) in the two years prior to the date of this Agreement or (II) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in connection with the Merger; or (C) been a party to any transaction that was reported as a “reorganization” within the meaning of Section 368(a) of the Code.

(j) The Company is not, and has not been, a United States real property holding corporation (as defined in Section 897(c)(2) of the Code) during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(k) Neither the Company nor any of its Subsidiaries will be required to include an amount in taxable income or exclude any item of deduction or loss from taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of (i) any “closing agreement” as defined in Code Section 7121 (or any corresponding or similar provision of Tax Law) executed on or prior to the Closing Date, (ii) any deferred intercompany gain or excess loss account described in Treasury regulations under Code Section 1502 (or any corresponding or similar provision or administrative rule of Tax Law), (iii) an installment sale or open transaction disposition made on or prior to the Closing Date, or (iv) any prepaid amount received on or prior to the Closing Date.

(l) Neither the Company nor any of its Subsidiaries has participated, within the meaning of Treasury regulation Section 1.6011-4(c) in (i) any “reportable transaction” within the meaning of Section 6011 of the Code and the Treasury regulations promulgated thereunder or comparable provisions of state Law, (ii) any “confidential corporate tax shelter” within the meaning of Section 6111 of the Code and the Treasury regulations promulgated thereunder or comparable provisions of state Law, or (iii) any “potentially abusive tax shelter” within the meaning of Section 6112 of the Code and the Treasury regulations promulgated thereunder or comparable provisions of state Law.

(m) Neither the Company nor any of its Subsidiaries is a party to any contract, agreement, plan or other arrangement that, individually or collectively, could give rise to the payment of any amount which would not be deductible by reason of Section 162(m) of the Code.

3.16. Property, Plant and Equipment. Neither the Company nor any of the Company’s Subsidiaries owns any real property. Section 3.16 of the Disclosure Schedule lists all real property leased by the Company or any of its Subsidiaries as lessee (together with, to the Company’s Knowledge, all fixtures and improvements, the “Leased Real Property”). The Company or one of its Subsidiaries has valid and enforceable leasehold interests under the leases with respect to the Leased Real Property. Except as set forth on Section 3.16 of the Disclosure Schedule, each material lease with respect to the Leased Real Property is valid, unmodified and in full force and effect, and there are no subleases with respect to the Leased Real Property. Neither any landlord nor the Company nor any of its Subsidiaries party to any lease with respect to Leased Real Property is in monetary or other material default under any such lease. True and complete copies of all leases have been provided to Buyer.

3.17. Intellectual Property.

(a) Schedule 3.17(a) identifies all Company Intellectual Property owned or purported to be owned by the Company and its Subsidiaries (“Company Owned Intellectual Property”) that are (i) patents and applications therefor, (ii) federal or state Trademarks and service marks registrations and applications therefor, (iii) unregistered Trademarks or service marks, (iv) domain names; (v) copyright registrations and applications therefore and (vi) Owned Software (“Scheduled Intellectual Property”), indicating which of the Company or its Subsidiaries owns which item.

(b) Each item of registered Scheduled Intellectual Property is, to the Company’s Knowledge, valid and subsisting. The Company and its Subsidiaries exclusively own all right, title and interest in and to the Company Owned Intellectual Property free and clear of any Encumbrances (other than licenses and rights granted pursuant to the Contracts disclosed in Schedule 3.17(b)). Except for the rights granted in and pursuant to the Contracts disclosed in Schedule 3.17(b), the Company and its Subsidiaries have the sole right to use and exploit all Company Owned Intellectual Property, and none of the Company Owned Intellectual Property (i) is, to the Company’s Knowledge, in the possession, custody, or control of any other person, (ii) is subject to any outstanding Government Order, and (iii) no action is pending or, to the Company’s Knowledge, threatened, which challenges the legality, validity, enforceability, use or ownership of such item and, to the Company’s Knowledge, no basis for any such challenge exists.

(c) Except as disclosed in Schedule 3.17(c), neither the Company nor any of its Subsidiaries (i) has, to the Company’s Knowledge, interfered with, infringed upon (directly, contributorily, by inducement, or otherwise), misappropriated, or otherwise violated or made unlawful use of any Intellectual Property rights, personal information or privacy rights of third parties; (ii) has agreed to indemnify any person for or against any interference, infringement, misappropriation or other violation or unlawful use with respect to any Intellectual Property rights of third parties; or (iii) has received in writing any notice, charge, complaint, claim or demand alleging that any Company Intellectual Property or its use or the conduct of the business of the Company or its Subsidiaries violate, infringe or otherwise makes unlawful use of the Intellectual Property, personal information or privacy rights of third parties (including any claim that Company or any of its Subsidiaries must license or refrain from using any Intellectual Property rights or personal information of any third party). To the Company’s Knowledge, no third party has infringed upon, misappropriated, or otherwise made unlawful use of any Company Intellectual Property.

(d) Schedule 3.17(d) identifies each material item of Company Intellectual Property that any person besides the Company and its Subsidiaries owns and that is used by the Company or one of its Subsidiaries or in connection with the Business pursuant to any license, sublicense or other Contract (excluding licenses for commercially available off-the-shelf software, other than Public Software licenses, purchased or licensed for less than $5,000 each). Except as disclosed on Schedule 3.17(d) (and, with respect to each item, other than license, maintenance and support fees of not more than $5,000 per year), there are no royalties, fees, commissions, or other amounts owed or payable by Company to third parties for the manufacture, sale, distribution or use of any Company Intellectual Property.

(e) All current and former employees and contractors, whether employed by Company or an agency acting on behalf of Company, of the Company and its Subsidiaries who contributed Intellectual Property to the Company or the Products in any way have executed Contracts with the Company in substantially the forms attached hereto as Exhibit 3.17(e)(1) and Exhibit 3.17(e)(2), as applicable, that assign to the Company or a Subsidiary of the Company such person’s rights in such Intellectual Property.

(f) Schedule 3.17(f) lists all material Company Software (excluding off-the-shelf software, other than Public Software licenses, purchased or licensed for less than $5,000 each) and identifies which of such Software is owned, licensed, leased, or otherwise used, as the case may be, and by or from whom. The Company and its Subsidiaries are in actual possession of or has necessary control over: (i) the source code and, other than licenses and rights granted pursuant to the Contracts disclosed in Schedule 3.17(f), object code for all Owned Software; and (ii) the object code and, to the extent required for the authorized use of the Company Software, the source code, for all Licensed Software. The Company and its Subsidiaries are in possession of or have necessary control over all documentation (including, without limitation, all related engineering specifications, program flow charts, installation and user manuals) and know-how required for the use and revision of the Company Software as currently used in the businesses of the Company and its Subsidiaries. Except for that Software described in Schedule 3.17(f), the Company Software constitutes all the Software necessary to conduct the business as currently conducted by the Company and its Subsidiaries.

(g) The Company and its Subsidiaries have taken all reasonable steps to maintain the confidentiality of and otherwise protect and enforce their rights in all Company Owned Intellectual Property. The Company and its Subsidiaries have disclosed source code to the Owned Software only pursuant to written confidentiality agreements or written source code escrow agreements disclosed in Schedule 3.17(g). Except as disclosed in accordance with such confidentiality agreements or source code escrow agreements, no Person (other than the Company and its Subsidiaries) is in possession of any source code for the Owned Software or has any rights to the same. Schedule 3.17(g) contains a list of all Persons other than the Company’s employees known to the Company to have possession of source code for any Owned Software.

(h) Except as set forth on Schedule 3.17(h), neither the Company nor any of its Subsidiaries is obligated to support or maintain any of the Company Software except pursuant to agreements terminable by the Company (other than for cause) on a periodic basis and that provide for periodic payments to the Company for such services. To the Company’s Knowledge, the Company Software and all Software products of the Company and its Subsidiaries function in accordance with their documentation in all material respects. During the past three (3) years, there have been no material failures or disruptions of the operation of any Company Software being used in a live, production environment lasting more than one business day. To the Company’s Knowledge, none of the Company Software (i) contains any bug, defect, or error (including any bug, defect, or error relating to or resulting from the display, manipulation, processing, storage, transmission, or use of date data) that materially and adversely affects the use, functionality, or performance of such Company Software or any product or system containing or used in conjunction with such Company Software; or (ii) fails to comply with any applicable warranty or other contractual commitment relating to the use, functionality, or performance of such Company Software.

(i) To the Company’s Knowledge, none of the Company Software, except as disclosed in the documentation for such Software or in any license agreements therefor, contains any time bomb, virus, worm, Trojan horse, back door, drop dead device, or any other similar Software that would interfere with the normal operation of any Company Software, would allow circumvention of security controls for the same, or that is intended to cause damage to hardware, Software or data. Schedule 3.17(i) accurately identifies and describes (i) each item of Public Software that is contained in, distributed with or from which any part of any Company Software is derived, (ii) the applicable license terms for or a currently valid link to such applicable license terms for such item of Public Software, and, (iii) the Company Software to which each such item of Public Software pertains. In addition, the Company may use certain Public Software in its business that is not disclosed in this section, provided any such Public Software is not used with, used to develop, incorporated in, linked to, or distributed with any Products whether such Products have previously been developed or are currently in development.

(j) Except for the Public Software disclosed in Schedule 3.17(j), none of the Owned Software is subject to any Contract or other obligation that: (i) would require the

Company or any of its Subsidiaries to: (A) divulge to any person any source code or trade secret that is part of the Owned Software, (B) allow any person to modify or make a derivative work of the Owned Software or any portion thereof, or (C) allow any person to redistribute the Owned Software or any portion thereof at no charge, or (ii) otherwise imposes any other material limitation, restriction, or condition on the right or ability of any of the Company or any of its Subsidiaries to use or distribute any Owned Software with which the Company is not in compliance in all material respects.

(k) The Company and its Subsidiaries maintain policies and procedures regarding data security and privacy that are commercially reasonable and, in any event, in compliance with all applicable Laws. There have been no material security breaches relating to, material violations of any security policy regarding or any material unauthorized access of any data used in the business of Company and its Subsidiaries. The use and dissemination of any and all data and information concerning individuals by their businesses is in compliance with all applicable privacy policies, terms of use, and Laws. The transactions contemplated to be consummated hereunder as of the Closing will not violate any privacy policy, terms of use, or Laws relating to the use, dissemination, or transfer of any such data or information.

(l) No funding, facilities, or personnel of any federal, state, local or other governmental entity, or any university, college, or other educational or research institution were used to develop or create, in whole or in part, any Company Owned Intellectual Property. Neither the Company nor any of its Subsidiaries is or has ever been a member or promoter of, or a contributor to, any industry standards body or similar organization that could require or obligate the Company of any of its Subsidiaries to grant or offer to any other Person any license or right to any Company Intellectual Property.

3.18. Contracts. Section 3.18 of the Disclosure Schedule lists the following contracts, notes, bonds, mortgages, indentures, agreements, leases, licenses, permits or other instruments or obligations (together, “Contracts”) or any group of Contracts (including those listed on Sections 3.16 and 3.17 of the Disclosure Schedule but, at the Company’s option, excluding any Contracts that are terminable by the Company or any of its Subsidiaries on not more than 30 days notice without penalty) to which any of the Company or its Subsidiaries is a party:

(a) for the purchase or sale of raw materials, commodities, supplies, products, or other personal property, or for the furnishing or receipt of services, the performance of which will extend over a period of more than one year, that results in a material expense to any of the Company or its Subsidiaries or involves consideration in excess of $20,000;

(b) for the lease of real or personal property (whether the Company or any Subsidiary of the Company is acting as lessee or lessor) in each case, which requires annual payments in excess of $20,000;

(c) for the acquisition or disposition, directly or indirectly (by merger or otherwise) of assets or Capital Stock or other Equity Interests for aggregate consideration in excess of $20,000, whether in one transaction or a series of transactions, since the date of the Most Recent Financial Statements;

(d) for capital expenditures in excess of $20,000 in any instance or $50,000 in any twelve month period excluding the Approved Capital Expenditures;

(e) concerning a partnership or joint venture;

(f) any agreement (or group of related agreements) under which the Company or any Subsidiary has created, incurred, assumed, or guaranteed any Indebtedness or under which it has imposed a Lien on any of its assets, tangible or intangible;

(g) concerning or containing a covenant or other agreement restrictive of the Company or any successor or acquirer with respect to confidentiality or noncompetition (but excluding forms of agreements on the Company’s standard form attached hereto as Exhibit 3.18(g) and not altered in any material respects, e.g. non-disclosure agreements);

(h) containing profit sharing, loss sharing, stock option, stock purchase, stock appreciation, deferred compensation, change of control, severance, or other plan or arrangement for the benefit of its current or former directors, officers, or employees for which the Company has or may have any material liability, and excluding any Employee Benefit Plan and stock option agreements on one of the Company’s standard forms of stock option agreements);

(i) any collective bargaining agreement;

(j) providing for the employment, consulting or other contract with any individual (including any employee or former employee, officer or director) on a full-time, part-time, consulting or other basis which will require the payment of amounts in excess of $50,000 per annum or providing for payment of any severance or retirement benefits, excluding any Employee Benefit Plan;

(k) under which it has advanced or loaned any amount to any of its Stockholders, Affiliates, directors, officers, or employees (other than advances to employees for expenses made in the Ordinary Course of Business);

(l) containing covenants of the Company or any Subsidiary of the Company to indemnify or hold harmless another Person or group of Persons or containing “earn-out” or other contingent payment obligations, unless such obligation would not reasonably be expected to exceed a maximum of $20,000 (except for product warranty obligations in contracts for sales of goods in the ordinary course of business);

(m) any license, royalty contract, contract providing for payment or receipt of milestone payments, or other contract with respect to Company Intellectual Property (other than agreements on one of the Company’s standard form(s) attached hereto as Exhibit 3.18(m) and not altered in any material respects);

(n) under which the consequences of a default or termination, or the failure to obtain a consent in respect of, could have a Material Adverse Effect;

(o) that is an interest rate, equity, swap or derivative instrument;

(p) that (A) contains most favored customer provisions or (B) grants any exclusive rights, rights of first refusal, rights of first negotiation or similar rights to any Person other than the Company;

(q) under which the Company or Buyer is required to make any payments, whether contingent or otherwise, as a result of consummation of the transactions contemplated by this Agreement;

(r) that would be reasonably anticipated to prevent, materially delay or materially impede the Company’s ability to consummate the Merger or other transactions contemplated by this Agreement; or

(s) the performance of which involves consideration payable by the Company or any Subsidiary in excess of $20,000 in any twelve (12) month period or $50,000 in the aggregate.

The Company has delivered or has made available to Buyer a correct and complete copy of each written agreement listed on Section 3.18 of the Disclosure Schedule (as amended to date) and a written summary setting forth the material terms of each oral agreement referred to in Section 3.18 of the Disclosure Schedule. Except as disclosed on Section 3.18 of the Disclosure Schedule, with respect to each such agreement: (i) the agreement is legal, valid, binding, enforceable, and in full force and effect, except as enforceability may be limited by (A) applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other Laws of general application affecting the enforcement of creditors’ rights generally now or hereafter in effect or (B) general principles of equity, regardless of whether asserted in a proceeding in equity or at Law; (ii) subject to the Company obtaining the necessary consents disclosed in Section 3.30 of the Disclosure Schedule the agreement will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following the consummation of the transactions contemplated hereby; (iii) to the Company’s Knowledge, no party is in breach or default and no event has occurred which with notice or lapse of time would constitute a breach or default, or permit termination, modification, or acceleration, under the agreement; and (iv) to the Company’s Knowledge, no party has repudiated any provision of the agreement.

3.19. Notes and Accounts Receivable. All notes and accounts receivable of the Company and its Subsidiaries are reflected properly on its books and records in accordance with GAAP, are valid receivables, arose from bona fide transactions in the Ordinary Course of Business subject to no setoffs or counterclaims except as recorded as accounts payable, are current and collectible and will be collected in accordance with their terms at their recorded amounts without having to or threatening to resort to any collection efforts or legal proceedings outside the Ordinary Course of Business. Section 3.19 of the Disclosure Schedule sets forth a true and correct list of all receivables in excess of $5,000 relating to the twenty largest customers (by dollar volume) of the Company and its Subsidiaries during the fiscal year ended December 31, 2005 and period from January 1, 2006 through the date of the Most Recent Balance Sheet which are more than 60 days overdue and/or have been deemed uncollectible and are not reflected in the Most Recent Balance Sheet. In addition, the Company has delivered or made available to the Buyer prior to the date hereof a true and correct list of any other receivables which are more than 60 days overdue and/or have been deemed uncollectible and are not reflected in the Most Recent Balance Sheet that are not set forth on Section 3.19 of the Disclosure Schedule.

3.20. Insurance and Risk Management. Section 3.20 of the Disclosure Schedule sets forth the following information with respect to each insurance policy (including policies providing property, casualty, liability, and workers’ compensation coverage and bond and surety arrangements) to which the business operations of the Company or one of its Subsidiaries have been a party, a named insured, or otherwise the beneficiary of coverage from the period from January 1, 2004 to the date hereof:

(a) the name, address, and telephone number of the agent;

(b) the name of the insurer, the name of the policyholder, and the name of each covered insured;

(c) the policy number, the period of coverage and premium; and

(d) a description of any retrospective premium adjustments or other loss-sensitive premium arrangements.

With respect to each such insurance policy: (i) the policy is legal, valid, binding, enforceable, and in full force and effect, except as enforceability may be limited by (A) applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other Laws of general application affecting the enforcement of creditors’ rights generally now or hereafter in effect or (B) general principles of equity, regardless of whether asserted in a proceeding in equity or at Law; (ii) the transactions contemplated hereby will not result in the cancellation or modification of such policies; (iii) neither the Company, nor any of its Subsidiaries nor any other party to the policy is in breach or default (including with respect to the payment of premiums or the giving of notices), and no event has occurred which, with notice or the lapse of time, would constitute such a breach or default, or permit termination, modification, or acceleration, under the policy; (iv) the Company has delivered or made available true and complete copies of all policies and related indemnity or premium payment agreements, or summaries thereof, to the Buyer; (v) the policy has not been amended or modified and, to the Knowledge of the Company, no riders have been issued in respect of such policies referred to in (iv) above without the consent of the Buyer; and (vi) to the Knowledge of the Company, no party to the policy has repudiated any provision thereof. Section 3.20 of the Disclosure Schedule describes any explicit self-insurance arrangements affecting any of the Company and its Subsidiaries. All such policies provide reasonable adequate coverage for all normal risks incident to the Company’s and its Subsidiaries’ assets, properties and business operations and are in character and amount at least equivalent to that carried by Persons engaged in a business subject to the same or similar risks, perils or hazards.

3.21. Litigation. To the Company’s Knowledge, there are no judicial or administrative actions, claims, suits, proceedings or investigations pending or threatened, that have had or could be reasonably likely to have a Material Adverse Effect, or that question the validity of this Agreement or Escrow Agreement or of any action taken or to be taken pursuant to or in connection with the provisions of this Agreement or the Escrow Agreement nor, to the Knowledge of the Company, is there any Basis for any such action, claim, suit, proceeding or investigation. There are no judgments, orders, decrees, citations, fines or penalties heretofore assessed against the Company or any of its Subsidiaries affecting adversely any of their respective assets, businesses or operations under any federal, state or local law.

3.22. Employees.

(a) Section 3.22 of the Disclosure Schedule contains a schedule of all employees of the Company immediately prior to the date of this Agreement, including a list of each such employee’s current salary, latest year-end bonus amount and any other bonuses paid in the twelve months prior to the date of this Agreement.

(b) To the Knowledge of the Company, no executive, key employee, or group of employees has any plans to terminate employment with the Company or its Subsidiaries.

(c) The Company and its Subsidiaries are in compliance in all material respects with all applicable Laws respecting employment and employment practices and terms and conditions of employment.

(d) The Company and its Subsidiaries are not and have not ever been a party to or bound by any collective bargaining agreements and to the Knowledge of the Company, none of the Company or any of its Subsidiaries have been the subject of any organizational activity.

(e) The Company and each of its Subsidiaries have withheld all amounts required by law or by agreement to be withheld from the wages, salaries, and other payments to employees, has, to its Knowledge, properly classified employees of the Company and its Subsidiaries for purposes of overtime compensation and neither the Company nor any of its Subsidiaries is liable for any material: arrears of wages, overtime compensation, salaries, commissions, bonuses or other direct compensation or any taxes or any penalty for failure to comply with any of the foregoing.

(f) Neither the Company nor any of its Subsidiaries is liable for any payment to any trust or other fund or to any Governmental Authority with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the Ordinary Course of Business).

(g) To the Knowledge of the Company, no employee of the Company or any of its Subsidiaries is in any material respect in violation of any term of any employment contract, nondisclosure agreement, common law nondisclosure obligations, non-competition agreement, or any restrictive covenant to a former employer relating to the right of any such employee to be employed by the Company or any of its Subsidiaries because of the nature of the business conducted or presently proposed to be conducted by the Company or any of its Subsidiaries or to the use of trade secrets or proprietary information of others.

(h) Neither the Company nor any of its Subsidiaries is a party to, or otherwise bound by, any consent decree with, or citation by, any Governmental Authority relating to employees or employment practices.

(i) To the Knowledge of the Company, no labor union, labor organization or works council is seeking to organize any employees of the Company or any of its Subsidiaries.

3.23. Employee Benefits.

(a) Section 3.23(a) of the Disclosure Schedule lists each Employee Benefit Plan that any of the Company and its Subsidiaries maintains or to which any of the Company and its Subsidiaries contributes or is required to contribute relating to current or former employees, officers or directors of the Company and its Subsidiaries.

(i) Each such Employee Benefit Plan (and each related trust, insurance contract, or fund) and the administration thereof materially complies in form and in operation in all material respects with the applicable requirements of ERISA, the Code, and other applicable Laws.

(ii) Each such Employee Benefit Plan which is intended to be qualified under Code Section 401(a) is so qualified (except where the failure to be so qualified has not had and could not be reasonably expected to have a Material Adverse Effect) and has received a current determination, opinion, notification or advisory letter from the Internal Revenue Service confirming such qualification in form.

(iii) the requirements of Part 6 of Subtitle B of Title I of ERISA and of Section 4980B of the Code have been met in all material respects with respect to each Employee Benefit Plan that is a Welfare Plan subject to such provisions.

(iv) to the Knowledge of the Company, neither the Company nor any Subsidiary has engaged in any prohibited transaction (within the meaning of Section 406 of ERISA and Section 4975(c) of the Code) which has or will cause the Company, its Subsidiaries, the Buyer or any of its Affiliates to incur any material liability under ERISA, the Code or otherwise.

(v) With respect to each Employee Benefit Plan, the Company and each Subsidiary has complied in all material respects with (i) the applicable health care continuation and notice provisions of the Consolidated Omnibus Budget Reconciliation Act of 1985 (“COBRA”) and the regulations (including proposed regulations) thereunder, (ii) the applicable requirements of the Family Medical and Leave Act of 1993 and (iii) the applicable requirements of the Health Insurance Portability and Accountability Act of 1996 and the regulations (including proposed regulations) thereunder.

(b) All required contributions, assessments and premium payments on account of each Employee Benefit Plan have been timely paid.

(c) With respect to each Employee Benefit Plan, there are no existing (or, to the Knowledge of the Company, threatened) lawsuits, claims or other controversies, other than claims for information or benefits in the normal course.

(d) No Employee Benefit Plan is subject to Title IV of ERISA and no event (including any action or any failure to take any action) has occurred within the immediately preceding six years with respect to any Employee Plan maintained by the Company, any of its Subsidiaries or any corporation, trust, partnership or other entity (a “Related Entity”) that would be considered as a single employer with the Company under Sections 4001(b)(1) of ERISA or Section 414(b), 414(c), 414 (m) or 414(o) of the Code, that would subject the Company or any of its Subsidiaries to any material liability under Title IV of ERISA or give rise to a material liability under ERISA.

(e) None of the Company, its Subsidiaries or any Related Entity contributes to, ever has contributed to, or ever has been required to contribute to any Multiemployer Plan or has any Liability (including withdrawal Liability) under any Multiemployer Plan.

(f) None of the Company and its Subsidiaries maintains or ever has maintained or contributes, ever has contributed, or ever has been required to contribute to any

Employee Welfare Benefit Plan providing post-termination or retiree medical, health, or life insurance or other welfare-type benefits for current or future retired or terminated employees, their spouses, or their dependents (other than in accordance with Code Section 4980B or applicable state law). To the Knowledge of the Company, nothing has occurred with respect to any Company plan described in Section 4980B of the Code that would subject the Company, any of its Subsidiaries or any Related Entity to any Tax under Section 4980 of the Code that could reasonably be expected to have a Material Adverse Effect.

(g) No promise or commitment to amend or improve any Employee Benefit Plan for the benefit of current or former directors, officers, or employees of the Company or its Subsidiaries exists which is not reflected in the documentation provided or made available to Buyer has been made.

(h) Neither the Company nor any of its Subsidiaries nor any Related Entity has (i) used the services or workers provided by third party contract labor suppliers, temporary employees, “leased employees” (as that term is defined in Section 414(n) of the Code), or individuals who have provided services as independent contractors to an extent that would reasonably be expected to result in the disqualification of any of the Employee Benefit Plans or the imposition of penalties or excise taxes with respect to the Employee Benefit Plans by the IRS, the United States Department of Labor, or the Pension Benefit Guaranty Corporation.

(i) With respect to each Employee Benefit Plan established or maintained outside of the United States primarily for the benefit of employees of the Company or any of its Subsidiaries residing outside the United States (each, a “Foreign Benefit Plan”): (i) all employer and employee contributions to each Foreign Benefit Plan required by law or by the terms of such Foreign Benefit Plan have been made, or, if applicable, accrued, in accordance with normal accounting practices; (ii) the fair market value of the assets of each funded Foreign Benefit Plan, the liability of each insurer for any Foreign Benefit Plan funded through insurance or the book reserve established for any Foreign Benefit Plan, together with any accrued contributions, is sufficient to procure or provide for the accrued benefit obligations, as of the date hereof, with respect to all current and former participants in such plan according to the actuarial assumptions and valuations most recently used to determine employer contributions to such Foreign Benefit Plan and no transaction contemplated by this Agreement shall cause such assets or insurance obligations to be less than such benefit obligations; and (iii) each Foreign Benefit Plan required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities.

(j) The transactions contemplated by this Agreement shall not alone or upon the occurrence of any additional or subsequent event, result in any payment, of severance or otherwise, or acceleration, vesting or increase in benefits under any Employee Benefit Plan for the benefit of any current or former director, officer, or employee of the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries is a party to any contract, agreement, plan or other arrangement that, individually or collectively, could give rise to the payment of any amount which would not be deductible by reason of section 280G of the Code or would be subject to withholding under Section 4999 of the Code.

(k) Each Company Employee Plan that is a “nonqualified deferred compensation plan” (as defined under Section 409A(d)(1) of the Code) has been operated and administered in good faith compliance with Section 409A from the period beginning January 1, 2005 through the date hereof and has not been materially modified since October 2, 2004.

3.24. Environmental Matters.

(a) The Company and each of its Subsidiaries are and have been in compliance with all applicable Environmental Laws, including possessing all permits, authorizations, licenses, exemptions and other governmental authorizations required for their operations under applicable Environmental Laws (all of the foregoing, the “Environmental Permits”). All such Environmental Permits are in effect, to the Company’s Knowledge, no appeal nor any other action is pending to revoke or materially modify any such Environmental Permit, and the Company and each of its Subsidiaries are in compliance with all terms and conditions of such Environmental Permits. To the extent required by applicable Environmental Laws, the Company and each of its Subsidiaries have filed all applications necessary to renew or obtain any Environmental Permits in a timely fashion so as to allow the Company and each of its Subsidiaries to continue to operate their businesses in compliance with applicable Environmental Laws, and the Company does not expect such new or renewed Environmental Permits to include any new terms or conditions that will have a material adverse impact on the Company or any of its Subsidiaries.

(b) There is no pending or threatened claim, lawsuit, or administrative proceeding against the Company or any of its Subsidiaries, under or pursuant to any Environmental Law. Neither the Company nor any of its Subsidiaries has received written notice from any Person, including any Governmental Authority, alleging that the Company or any of its Subsidiaries has been or is in violation or potentially in violation of any applicable Environmental Law or otherwise may be liable under any applicable Environmental Law, which violation or liability is unresolved. Neither the Company nor any of its Subsidiaries has received any written request for information from any Person, including but not limited to any Governmental Authority, related to any potential liability under or compliance issue arising under any applicable Environmental Law.

(c) To the Knowledge of the Company, (A) with respect to Leased Real Property, during the Company’s or one of its Subsidiaries’ lease or operation thereof there have been no Releases of Hazardous Substances on, onto, from, or underneath any of such real property, and (B) with respect to any real property that was formerly owned, leased or operated by the Company or any of its Subsidiaries, there were no Releases of Hazardous Substances on, onto, from, or underneath any of such real property during the period of the Company’s or any such Subsidiary’s ownership, lease or operation.

(d) To the Knowledge of the Company, there are no underground storage tanks present on any of the Leased Real Property or, to the knowledge of the Company, on any of the real property formerly owned, leased, or operated by the Company or any of its Subsidiaries.

(e) Neither the Company nor any of its Subsidiaries have entered into any agreement or is subject to any legal requirement that may require them to pay to, reimburse, guarantee, pledge, defend, indemnify or hold harmless any Person from or against any liabilities or costs arising out of or related to Releases of Hazardous Substances.

(f) The Company has provided or made available to Buyer full and accurate copies of any reports and documents that may be in the possession of the Company or any of its Subsidiaries relating to the environmental condition of any real property currently or formerly owned, leased, or operated in connection with the business of the Company or any of its Subsidiaries, or relating to any liability or responsibility that the Company or any of its Subsidiaries may have arising under Environmental Law.

3.25. Affiliate Transactions. Except as set forth on Section 3.25 of the Disclosure Schedule and except for agreements relating to the acquisition of Company Stock (copies of which have been provided or made available to Buyer), none of the Company or any of its Subsidiaries is a party to or bound by any contract, commitment or understanding with any of the Specified Stockholders (or, to the Knowledge of the Company, any other Stockholder), directors or officers of the Company or any of their Affiliates or any member of their family and none of the Specified Stockholders (or, to the Knowledge of the Company, any other Stockholder), directors or officers of the Company or any of its Subsidiaries or Affiliates or any member of their family owns or otherwise has any rights to or interests in any asset, tangible or intangible, which is used in the business of any of the Company and its Subsidiaries.

3.26. Government Contracts. None of the Company and its Subsidiaries has been and is not a party to any contract or arrangement with any federal, state or local government agency.

3.27. Distributors, Customers, Suppliers.

(a) Section 3.27 of the Disclosure Schedule sets forth a complete and accurate list of (i) all of the customers of the Company or any of its Subsidiaries as of the Closing Date with aggregate payments to the Company or any of its Subsidiaries in excess of $20,000 during the prior 12 months, indicating the existing contractual obligations, if any, with each such customer by specific product or service provided, and (ii) each supplier of materials, products, or services to the Company or any of its Subsidiaries as of the Closing Date with aggregate payments by the Company or any of its Subsidiaries in excess of $20,000 during the prior 12 months, indicating the existing contractual arrangements for continued supply from each such Person.

(b) None of the Company’s or its Subsidiaries’ material suppliers, collaborators, manufacturers, distributors, licensors or licensees has canceled or otherwise terminated its relationship with the Company or a Subsidiary or has, during the last twelve months, materially and adversely altered its relationship with the Company or a Subsidiary. Except as set forth on Schedule 3.30, no such person has a right to terminate their agreement with the Company as a result of the Merger. To the Knowledge of the Company and its Subsidiaries, (i) there is no plan or intention of any such Person, and the Company has not received any threat or notice from any such Person (whether written or oral), to terminate, cancel or otherwise materially modify its relationship with the Company or a Subsidiary and (ii) no such Person is experiencing financial or other difficulties that jeopardizes its ability to perform its contractual obligations to the Company.

3.28. No Illegal Payments, Etc. None of the Company, its Subsidiaries nor any of their respective directors, officers, employees or agents has (a) directly or indirectly given or agreed to give any illegal gift, contribution, payment or similar benefit to any supplier, customer, governmental official or employee or other person who was, is or at the time of such payment was expected to become in a position to help or hinder the Company or any of its Subsidiaries (or assist in connection with any actual or proposed transaction) or made or agreed to make any illegal contribution, or reimbursed any illegal political gift or contribution made by any other person, to any candidate for federal, state, local or foreign public office (i) which might subject any of the Company and its Subsidiaries to any damage or penalty in any civil, criminal or governmental litigation or proceeding or (ii) the non-continuation of which has had or might have, individually or in the aggregate, a Material Adverse Effect or (b) established or maintained any unrecorded fund or asset or made any false entries on any books or records for any purpose.

3.29. Books and Records. The books and all corporate (including minute books and stock record books) and financial records of the Company and its Subsidiaries are complete and correct in all material respects and have been maintained in accordance with applicable sound business practices and Laws.

3.30. Consents. Section 3.30 of the Disclosure Schedule sets forth a true, correct and complete list of any Person whose consent or approval is required in connection with the Merger or who has a right to terminate their agreement or contract with the Company in connection with the Merger, and the matter, agreement or contract to which such consent or termination right relates in connection with the transactions contemplated by this Agreement.

3.31. Approvals.

The Company Board of Directors, by unanimous written consent or unanimous vote at a meeting, has (i) duly and validly approved and adopted resolutions addressing all corporate action required to be taken by the Company Board of Directors to authorize this Agreement and the consummation of the transactions contemplated hereby, (ii) resolved that the transactions contemplated hereby are advisable and in the best interests of the Stockholders and that the consideration to be paid for each share of Company Stock in the Merger is fair to the holders of such shares of Company Stock and was determined in good faith, and (iii) subject to the other terms and conditions of this Agreement, resolved to submit this Agreement to the Stockholders and to recommend that the Stockholders approve this Agreement and each of the transactions contemplated hereby, and none of the aforesaid actions by the Company Board of Directors has been amended, rescinded or modified. The affirmative votes of the holders of a majority of the outstanding shares of (A) Preferred Stock and (B) Series B Preferred Stock are the only votes necessary to approve this Agreement and the transactions contemplated hereby.

3.32. Disclosure. The representations and warranties contained in this Article 3 (including the Disclosure Schedule and any other schedules and exhibits hereto required to be delivered at the Closing by the Company to Buyer pursuant to this Agreement) and in the documents, instruments and certificates required to be executed and delivered by the Company to Buyer pursuant to this Agreement do not contain and will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements and information contained in this Article 3 not misleading.

3.33. Powers of Attorney. Neither the Company nor any of its Subsidiaries has general or special powers of attorney outstanding (whether as grantee or grantor thereof).

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF BUYER AND ACQUISITION

The Buyer and Acquisition represent and warrant to the Company that the statements contained in this Article IV are correct and complete as of the date of this Agreement.

4.1. Organization of the Buyer and Acquisition. Each of the Buyer and Acquisition is a corporation duly organized, validly existing, and in good standing under the laws of the jurisdiction of its incorporation. Acquisition was formed solely for the purpose of engaging in the Merger and has engaged in no other business activities.

4.2. Authority for Agreement. Each of the Buyer and Acquisition has full power and authority (including full corporate power and authority) to execute and deliver this Agreement and the Escrow Agreement, and to perform its obligations hereunder and thereunder. All corporate and other actions or proceedings to be taken by or on the part of the Buyer and Acquisition to authorize and permit the execution and delivery by them of this Agreement and the instruments required to be executed and delivered by the Buyer and Acquisition hereto, the performance by it of its obligations hereunder, and the consummation by it of the transactions contemplated herein, have been duly and properly taken (other than the filing with the Secretary of State of Delaware the Certificate of Merger as required by the DGCL). This Agreement constitutes the valid and legally binding obligation of the Buyer and Acquisition, enforceable against them in accordance with its terms and conditions.

4.3. No Conflict. Neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby (including the Escrow Agreement and any certificates or other instruments or documents required to be delivered pursuant to this Agreement), will (i) violate any Law, charge, or other restriction of any Governmental Authority to which the Buyer or Acquisition is subject or any provision of its charter or bylaws or (ii) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under any agreement, contract, lease, license, instrument, or other arrangement to which the Buyer or Acquisition is a party or by which it is bound or to which any of its assets is subject. Buyer does not need to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any Governmental Authority in order for the Parties to consummate the transactions contemplated by this Agreement, except for the filing of the Certificate of Merger with the Secretary of State of Delaware. Buyer and Acquisition have complied in all material respects with the MCA (defined below).

4.4. Brokers’ Fees. Neither Buyer nor Acquisition has any Liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement for which the Company could become liable or obligated.

4.5. Consideration. Buyer currently has available, and at the Closing and date of each scheduled Earn-Out Payment, will have available, sufficient, readily available cash or cash equivalents to enable it to perform its obligations under this Agreement.

ARTICLE V

COVENANTS

5.1. General. Each of the Company and its Subsidiaries will use its reasonable best efforts to, and will cause the Representative and the Specified Stockholders to use reasonable best efforts to, and the Buyer and Acquisition will, use its reasonable best efforts to take all action and to do all things necessary, proper, or advisable in order to consummate and make effective the transactions contemplated by this Agreement and the Escrow Agreement (including satisfaction, but not waiver, of the closing conditions set forth in Article 6 below); provided, that, nothing in this Section 5.1 shall require any Party to make any payment of money that is not specifically contemplated or required by the terms of this Agreement to fulfill its obligations hereunder.

5.2. Notices. The Company will promptly provide the notices to those third parties set forth on Schedule 5.2 attached hereto.

5.3. Silicon Valley Bank Credit Line. At least five (5) calendar days prior to the Closing, the Company will have received and delivered to Buyer a payoff letter from Silicon Valley Bank setting out the amount of principal, interest, fees, and penalties, if any, and promptly upon the Closing, Buyer shall pay off any indebtedness of the Company under the Silicon Valley Bank Credit Line.

5.4. Operation of Business.

(a) The Company will (and will cause each of its Subsidiaries to):

(i) maintain its existence in good standing under applicable Laws;

(ii) use commercially reasonable efforts to keep available the services of the current officers, key employees and consultants of Company and each of its Subsidiaries (it being understood that the Company will be permitted to terminate the services of any such individual for cause);

(iii) use commercially reasonable efforts to preserve the business of the Company and its Subsidiaries, to advertise, promote and market the Company’s and its Subsidiaries’ products, all consistent with the Company’s past practice, and use commercially reasonable efforts to keep the Company’s and its Subsidiaries’ properties substantially intact, to preserve its goodwill and business, to maintain all physical properties in such operating condition as will permit the conduct of the Company’s and its Subsidiaries’ business on a basis consistent with past practice of the Company, and to perform and comply in all material respects with the terms of its Contracts;

(iv) consult with the Buyer prior to entering into any agreement that may be of strategic importance to the Company or any Subsidiary of the Company; and

(v) use commercially reasonable efforts to preserve and protect the Company Intellectual Property.

(b) In addition, without limiting the foregoing, unless the Buyer otherwise agrees in advance in writing or as expressly provided by any provision of this Agreement, the Company will not and will not permit any of its Subsidiaries to, between the date of this Agreement and the Effective Time, directly or indirectly, do, or agree to do, any of the following without the prior written consent of Buyer, which will not be unreasonably withheld, except as required to satisfy the closing conditions in Article 6 or as otherwise required herein:

(i) engage in any practice, take any action, or enter into any transaction outside the Ordinary Course of Business;

(ii) amend or otherwise change its articles or certificate of incorporation or bylaws or equivalent organizational documents or elect or appoint any new officers or directors;

(iii) issue, sell, pledge, dispose of, grant, transfer, encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer or encumbrance of any Equity Interests in, the Company or any of its Subsidiaries (other than pursuant to the exercise of options or warrants outstanding as of the date hereof, and other than pursuant to the Investor Line (defined below));

(iv) sell, pledge, dispose of, transfer, lease, license, or encumber, or authorize the sale, pledge, disposition, transfer, lease, license, or encumbrance of, any material property or assets of the Company or any of its Subsidiaries, except (x) sales, pledges, dispositions, transfers, leases, licenses or encumbrances required to be effected prior to the Effective Time pursuant to existing Contracts, as set forth on Section 5.4(b)(iv) of the Disclosure Schedule, or non-exclusive licenses entered into on terms substantially similar to the licenses listed on Schedule 3.17(c)(ii), or (y) sales, pledges, dispositions, transfers, leases, licenses or encumbrances of (I) inventory which is obsolete or no longer used or useful in the conduct of Company’s or any of its Subsidiaries’ business or (II) finished goods in the Ordinary Course of Business;

(v) declare, set aside, make or pay any dividend or other distribution (whether payable in cash, stock, property or a combination thereof) with respect to any of the Capital Stock of the Company or enter into any agreement with respect to the voting of the Capital Stock of the Company;

(vi) (A) reclassify, combine, split or subdivide any of its Capital Stock or issue or authorize the issuance of any other securities in respect of, in lieu of, or in substitution for, shares of its Capital Stock, or (B) redeem, purchase or otherwise acquire, directly or indirectly, any of its Capital Stock, other Equity Interests or other securities;

(vii) incur any indebtedness for borrowed money (other than indebtedness under the existing Silicon Valley Bank Credit Line in an amount not to exceed $750,000, the Note, or under the existing investor Credit Line (the “Investor Line”) not to exceed $750,000) or issue any debt securities or assume, guarantee or endorse, or otherwise as an accommodation become responsible for, the obligations of any Person (other than a wholly owned Subsidiary of Company) for borrowed money;

(viii) except as disclosed in Schedule 5.4(b)(viii) attached hereto, enter into, modify, terminate, assign or cancel any material Contract other than any non-exclusive license entered into on terms substantially similar to the licenses listed on Schedule 3.17(c)(ii) without prior consent from Buyer, which consent shall not be unreasonably withheld;

(ix) make or authorize any loan to any Person (other than a Subsidiary of the Company) or make any change in its existing borrowing or lending arrangements for or on behalf of any such Person;

(x) except as disclosed in Schedule 5.4(b)(x) attached hereto, (A) increase the compensation or benefits payable or to become payable to its directors or officers, (B) increase the compensation or benefits payable or to become payable to its other employees, (C) grant any rights to severance or termination pay to, or enter into any employment or severance agreement with, any director, officer or other employee of Company or any of its Subsidiaries, (D) establish, adopt, enter into or amend any collective bargaining agreement or Employee Benefit Plan for the benefit of any director, officer, consultant or employee, except as required by applicable law, or (E) take any affirmative action to amend or waive any performance or vesting criteria or accelerate vesting, exercisability or funding under any Employee Benefit Plan or Option (other than the acceleration of Options contemplated by Section 2.5);

(xi) make any material change in accounting policies or procedures or any modification or change of the application of GAAP from the manner in which it was applied in the Most Recent Financial Statements (other than in the Ordinary Course of Business or except as required by GAAP or by a Governmental Authority);

(xii) except in the Ordinary Course of Business, make or rescind any material Tax election or settle or compromise any material Liability for Taxes, change any annual Tax accounting period, change any method of Tax accounting, file any amended material Tax Return, enter into any closing agreement relating to any Tax, surrender any right to claim a material Tax refund, or consent to any extension or waiver of the statute of limitations period applicable to any material Tax claim or assessment;

(xiii) write up, write down or write off the book value of any assets, individually or in the aggregate, for the Company and its Subsidiaries, taken as a whole, other than (A) in the Ordinary Course of Business or (B) as may be required by GAAP;

(xiv) acquire, or agree to acquire, from any Person any operations, business or securities or engage in, or agree to engage in, any merger, consolidation or other business combination with any Person or make any lease, investment or capital contribution outside of the Ordinary Course of Business;

(xv) acquire, or agree to acquire, from any Person, any assets having a value, in the aggregate, in excess of $25,000 outside of the Ordinary Course of Business;

(xvi) authorize any single capital expenditure in excess of $25,000 or capital expenditures which in the aggregate exceed $50,000, in each case, other than Approved Capital Expenditures;

(xvii) commence, settle or compromise any pending or threatened suit, action or claim, which (A) would involve restrictions on the business activities of the Company or any of its Subsidiaries, or (B) would involve the issuance of securities;

(xviii) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries (other than relating to the Merger);

(xix) modify, amend or terminate, or waive or release or assign any material rights or claims with respect to any confidentiality agreement or noncompetition agreement to which the Company or any of its Subsidiaries is a party; or

(xx) authorize or enter into any agreement or otherwise make any commitment to do any of the foregoing.

5.5. Preservation of Business. The Company will use commercially reasonable efforts to keep (and will use commercially reasonable efforts to cause each of its Subsidiaries to keep) its business and properties substantially intact, including its present operations, physical facilities, working conditions, and relationships with lessors, licensors, suppliers, customers, and employees.

5.6. Access. The Company will permit (and will cause each of its Subsidiaries to permit) representatives of the Buyer and/or Acquisition to have reasonable access at reasonable times, including without limitation normal business hours, and in a manner so as not to interfere with the normal business operations of the Company and its Subsidiaries, to all premises, properties, personnel, books, records (including Tax records), contacts, and documents of or pertaining to each of the Company and its Subsidiaries.

5.7. Directors’ and Officers’ Insurance. For a period of six years after the Effective Time, Buyer shall, or shall cause the Surviving Corporation to, maintain directors’ and officers’ liability insurance and fiduciary liability insurance covering any Person who is now, or has been at any time prior to the date hereof or who becomes prior to the Effective Time, a director, or officer of the Company or any of its Subsidiaries (the “D&O Indemnified Persons”) who are currently covered by the Company’s existing directors’ and officers’ liability insurance or fiduciary liability insurance policies on terms no less advantageous to such D&O Indemnified Persons than such existing insurance; provided, however, that neither Buyer nor the Surviving Corporation will in the aggregate be required in order to maintain such policies to pay an annual premium in excess of the last annual premium paid by the Company prior to the date of this Agreement (the “Cap”); and provided, further, that, if equivalent coverage cannot be obtained, or can be obtained only by paying an annual premium materially in excess of the Cap, then Buyer shall, or shall cause the Surviving Corporation to, maintain policies that, in Buyer’s good faith judgment, provide the maximum coverage available at an annual premium equal to the Cap.

5.8. Exclusivity. Until the termination of this Agreement the Company will not, and will cause its Subsidiaries and any of the Company’s and its Subsidiaries’ officers, directors, employees, agents or Affiliates not to, (i) solicit, initiate, or encourage the submission of any proposal or offer from any Person or enter into or consummate any transaction, in each case relating to the acquisition of any Capital Stock or other voting securities, or any substantial portion of the assets, of any of the Company and its Subsidiaries (other than sales of inventory for a fair value in the Ordinary Course of Business) (including any acquisition structured as a merger, consolidation, or share exchange) or (ii) participate in any discussions or negotiations regarding, furnish any information with respect to, assist or participate in, or facilitate in any other manner any effort or attempt by any Person to do or seek any of the foregoing. The Company will notify the Buyer immediately if any Person makes any proposal, offer, inquiry, or contact with respect to any of the foregoing, and will, unless prohibited under the confidentiality provision of an agreement, provide Company with the name of such party and corresponding terms.

5.9. Export License Notification. The Company shall, promptly following execution of this Agreement, file a voluntary notification of past violations with the Bureau of Industry and Security or other applicable governmental entity and shall take commercially reasonable steps to minimize any fines or penalties arising from such past violations.

ARTICLE VI

CONDITIONS TO OBLIGATIONS TO CLOSE

6.1. Conditions to Obligation of the Buyer. The obligation of the Buyer to consummate the transactions to be performed by it in connection with the Closing is subject to satisfaction of the following conditions:

(a) Representations and Warranties. The representations and warranties of the Company contained in this Agreement shall be true and correct as of the Effective Time, as though made on and as of the Effective Time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be so true and correct would not, individually or in the aggregate, have a Material Adverse Effect on the Company.

(b) Performance by Company. The Company shall have performed and complied, in all material respects, with all of its covenants, agreements and obligations hereunder through the Closing;

(c) Notices. The Company shall have delivered all of the third party notices specified in Section 5.2 above.

(d) Absence of Litigation. No action, suit, or proceeding shall be pending or threatened before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would (i) prevent consummation of any of the transactions contemplated by this Agreement, (ii) cause any of the transactions contemplated by this Agreement to be rescinded following consummation, or (iii) affect adversely the right of the Buyer (x) to own the Company Stock or (y) to operate the businesses of the Company and its Subsidiaries materially (and no such injunction, judgment, order, decree, ruling, or charge shall be in effect);

(e) Certificates.

(i) The Company shall have delivered to the Buyer a certificate, executed by the Chief Executive Officer of the Company, to the effect that each of the conditions specified above in Section 6.1 are satisfied in all material respects;

(ii) The Company shall have delivered a copy of the Certificate of Incorporation of the Company, as in effect immediately prior to the Closing Date, certified by the Delaware Secretary of State, and a certificate, as of the most recent practicable date, for the Company and each of its Subsidiaries of the certificates of good standing for each jurisdiction in which the Company or such Subsidiary is required to qualify to do business;

(iii) The Company shall have delivered a certificate of the Secretary of the Company, dated as of the Closing Date, certifying as to (A) the incumbency of the officers of the Company executing this Agreement and all documents executed and delivered in accordance herewith; (B) a copy of the By-Laws of the Company, as in effect from the date this Agreement was approved by the board of directors until the Closing Date; (C) a copy of the resolutions of the board of directors authorizing this Agreement and approving the applicable matters contemplated herein and (D) a copy of the resolutions or written consent of the Stockholders adopting this Agreement; and

(iv) The Company will have delivered to the Buyer a certification (in such form as may be reasonably requested by counsel to the Buyer) conforming to the requirements of Treasury Regulations 1.1445-2(c)(3) and 1.897-2(h). In

addition, simultaneously with delivery of such certificate, the Company shall provide to Buyer, as agent for the Company, a form of notice to the Internal Revenue Service in accordance with the requirements of Treasury Regulation section 1.897-2(h)(2) (in such form as may be reasonably requested by counsel to the Buyer) along with written authorization for Parent to deliver such notice form to the Internal Revenue Service on behalf of the Company upon the Closing.

(f) Resignations. The Buyer shall have received the resignations, effective as of the Closing Date and effective upon the Closing, of each officer and director of the Company and of each corporate officer and director of its Subsidiaries.

(g) Employment Agreements. The Company’s employees listed on Schedule 6.1(g), attached hereto, will have executed employment agreements (each an “Employment Agreement”) and delivered such Employment Agreements to the Buyer. The executed Employment Agreements are attached hereto as Exhibit 6.1(g). The Company and its Subsidiaries will have terminated the existing employment agreements with the Company’s employees listed on Schedule 6.1(g) except for Gina Veridiano-Martouzet’s employment agreement which agreement is superseded by the executed Employment Agreement attached in Exhibit 6.1(g).

(h) Non-compete and Non-solicit Agreements. Each person listed on Schedule 6.1(h)(1) attached hereto shall have executed a non-competition agreement and each person listed on Schedule 6.1(h)(2) attached hereto shall have executed a non-solicitation agreements The executed non-competition and non-solicitation agreements are attached hereto as Exhibit 6.1(h).

(i) Opinion. The Buyer shall have received from counsel to the Company an opinion in form and substance as set forth in Exhibit 6.1(i)(1) attached hereto.

(j) Export License. The Company shall have procured a valid export license required for its exports of products, software and technologies from the United States.

(k) Escrow Agreement. The Company and the Representative shall have executed and delivered the Escrow Agreement.

(l) No Material Adverse Change. There shall not have been any change which has resulted in a Material Adverse Effect and no event shall have occurred or circumstance exists that would be reasonably likely to result in such a Material Adverse Effect.

(m) Stockholder Approval. All approvals of the Stockholders necessary for the consummation of the transactions contemplated hereby shall have been obtained and shall be in full force and effect, and at least eighty-four percent of the outstanding capital stock of the Company shall have been voted in favor of the Merger.

(n) Stockholder Release. No Specified Stockholder shall have rescinded, or taken any other action to invalidate or limit, the Stockholder Release.

The Buyer may waive any condition specified in this Section 6.1 if it executes a writing so stating at or prior to the Closing and such waiver shall not be considered a waiver of any other provision in this Agreement unless the writing specifically so states.

6.2. Conditions to Obligations of the Company. The obligation of the Company to consummate the transactions to be performed by them in connection with the Closing is subject to satisfaction of the following conditions:

(a) Representations and Warranties. The representations and warranties of Buyer and Acquisition set forth in Article 4 above and any documents, instruments or certificates delivered pursuant to this Agreement (a) that are not qualified by materiality shall be true and correct in all material respects at and as of the Closing with the same force and effect as if made as of Closing and (b) that are qualified by materiality or Material Adverse Effect will be true and correct in all respects at and as of the Closing with the same force and effect as if made as of the Closing, in each case, other than representations and warranties that expressly speak only as of the a specific date or time, which will be true and correct as of such specified time;

(b) Performance by Buyer. The Buyer and Acquisition shall each have performed and complied with all of its covenants hereunder through the Closing;

(c) Absence of Litigation. No action, suit, or proceeding shall be pending or threatened before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would (i) prevent consummation of any of the transactions contemplated by this Agreement or (ii) cause any of the transactions contemplated by this Agreement to be rescinded following consummation (and no such injunction, judgment, order, decree, ruling, or charge shall be in effect), excluding, in the case of clause (i) and (ii), any such actions, suits or proceedings instituted by the Company, any Stockholder or any Affiliate thereof;

(d) Certificates. The Buyer shall have delivered to the Company a certificate to the effect that each of the conditions specified above in Section 6.2(a)-(c) is satisfied in all respects;

(e) Escrow Agreement. The Buyer shall have executed and delivered the Escrow Agreement.

(f) Employment Agreements. The Buyer shall have executed and delivered the Employment Agreements to the Company.

The Company may waive any condition specified in this Section 6.2 if it executes a writing so stating at or prior to the Closing and such waiver shall not be considered a waiver of any other provision in this Agreement unless the writing specifically so states.

ARTICLE VII

CONFIDENTIALITY

The Mutual Confidentiality Agreement dated May 24, 2006 between Buyer and the Company (the “MCA”) shall apply with respect to the Confidential Information (as defined in the MCA) furnished hereunder. Any obligations of the Buyer with regard to the MCA shall terminate upon the Closing Date. No Buyer Indemnified Party shall assert any claim for indemnity pursuant to Article VIII for any Losses (defined below), to the extent such Losses are due to the provision of information by the Company to the Buyer pursuant to the MCA.

ARTICLE VIII

INDEMNIFICATION

8.1. Survival of Representations and Warranties. All of the representations and warranties of the Company contained herein or in any document, certificate or other instrument required to be delivered hereunder shall survive the Closing and continue in full force and effect until the Release Date. The termination of any such representation and warranty, however, shall not affect a specific Escrow Claim if and to the extent written notice thereof is given to the Representative and the Escrow Agent in accordance with Article 8 and the Escrow Agreement prior to the Release Date. The representations and warranties of the Buyer contained in Section 4.1 (Organization of Buyer and Acquisition) and 4.2 (Authority for Agreement) shall survive the Closing and continue in full force and effect until the Release Date. All covenants and indemnities of the Company and Buyer in this Agreement, or in any document or certificate required to be executed and delivered hereunder, shall survive the Closing

8.2. Indemnity from the Indemnity Hold-Back Account and the Special Indemnity Hold-Back Account.

(a) The Buyer, the Surviving Corporation, their Subsidiaries and each of their respective officers, directors and Affiliates (the “Buyer Indemnified Parties”) shall be indemnified and held harmless from the Indemnity Hold-Back Account and the Special Indemnity Hold-Back Account, subject to Section 8.2(c) below, against and in respect of all Liabilities, obligations, judgments, Liens, injunctions, charges, orders, decrees, rulings, damages, dues, assessments, Taxes, losses, fines, penalties, expenses, fees, costs, amounts paid in settlement (including reasonable attorneys’ and expert witness fees and disbursements in connection with investigating, defending or settling any action or threatened action), arising out of any claim, damages, complaint, demand, cause of action, audit, investigation, hearing, action, suit or other proceeding asserted or initiated (collectively, but excluding any amount paid from the Working Capital Hold-Back Account, the “Losses”) arising out of (i) any fraud of any of the

Company or its Subsidiaries or any breach of, or inaccuracy in, any representation or warranty made by the Company or its Subsidiaries in this Agreement, the Pre-Closing Statement or any document, Schedule, exhibit, instrument, or certificate executed and delivered pursuant to this Agreement (in each case, as such representation or warranty would read if all qualifications as to the Company’s or its Subsidiary’s Knowledge and materiality, including each reference to the term “Material Adverse Effect”, were deleted therefrom); (ii) any breach or violation of any covenant or agreement of the Company specified in this Agreement, (iii) any amounts with respect to the Company Indebtedness and Company Fees and Expenses that are not otherwise set forth on the Pre-Closing Statement, (iv) any liability or claim arising out of Section 2.6 (Dissenting Shares), (v) any amounts paid by the Buyer or the Surviving Corporation in respect of Dissenting Shares provided, that as to Series B Preferred, only amounts in excess of the Series B Per Share Consideration that otherwise would have been payable in respect of such Dissenting Shares pursuant to Section 2.4(a) and the aggregate fees and expenses (including reasonable attorney’s fees and expenses) incurred by the Buyer or the Surviving Corporation in connection with calculating, settling or litigating the amount of, or making, any such payment, (vi) any claim made by any Stockholder or former stockholder of the Company or any of its Subsidiaries based upon any alleged breach of fiduciary duty or other duty by any officer, director or Stockholder whether or not in connection with this Agreement or the transactions contemplated hereby, (vii) any Special Indemnity Claims, and (viii) any claims arising from the Company’s failure to obtain a valid encryption export license for all Products to the extent required by law as of the Closing Date. Notwithstanding the foregoing, to the extent an item is taken into account in the amount by which the Working Capital Target exceeds the Closing Working Capital, it shall not also be deemed a Loss, and a Buyer Indemnified Party may not assert a claim for and will not be entitled to indemnification hereunder based on a Loss arising as a result of Buyer’s breach of Article 7 hereof.

(b) No Buyer Indemnified Party will assert any claim for and will not be entitled to indemnification in respect of any Losses pursuant to Section 8.2(a) until such time as the aggregate amount of all such Losses shall exceed $50,000 (the “Indemnity Basket”); provided, however, that, in such event, the Company shall be responsible for the entire amount of all such Losses (including the initial $50,000), subject to the limitations set forth in Section 8 and elsewhere in this Agreement; provided, further, however, that the obligation of the Company to indemnify any Buyer Indemnified Party in respect of any Losses resulting from a (x) breach of any representation or warranty contained in Sections 3.2 (Capitalization and Ownership of the Company), 3.3 (Subsidiaries), 3.4 (Authorization of Transaction) or 3.7 (Title to Assets) or (y) a claim under Section 8.2(a)(iii), (iv), (v), (vi). (vii) or (viii) shall not be subject to the Indemnity Basket.

(c) The aggregate liability in respect of claims by the Buyer Indemnified Parties pursuant to this Article VIII shall be the Indemnity Hold-Back Account, except with respect to any Special Indemnity Claim, as to which Special Indemnity Claims, the aggregate liability shall be equal to the sum of the Indemnity Hold-Back Account and the Special Indemnity Account for the first nine months following the Effective Date until the Special

Indemnity Release Date, at which time the aggregate liability shall be equal to the Indemnity Hold-Back Account until the Release Date. There will be no liability in respect of claims by the Buyer Indemnified Parties pursuant to this Article VIII except solely if and to the extent that there are funds available for such indemnification in the Indemnity Hold-Back Account and, with respect to Special Indemnity Claims, the Special Indemnity Account and the Indemnity Hold-Back Account.

(d) Any indemnity payment made pursuant to this Section 8.2 will be treated as an adjustment to Merger Consideration for Tax purposes unless a determination (as defined in Code Section 1313) or similar event under Tax law with respect to the Indemnified Parties causes any such payment not to constitute an adjustment to Merger Consideration for U.S. federal income Tax purposes.

8.3. Indemnity by Buyer.

(a) Buyer hereby agrees to indemnify, defend and hold harmless the Company and its respective directors, officers and Affiliates (the “Seller Indemnified Parties”) against and in respect of all Losses arising out of or directly or indirectly relating to (i) any fraud of the Buyer or Acquisition or any breach of, or inaccuracy in, any representation or warranty made by the Buyer or Acquisition in this Agreement or any document, Schedule, exhibit, instrument, or certificate delivered pursuant to this Agreement (in each case, as such representation or warranty would read if all qualifications as to Buyer’s or Acquisition’s Knowledge and materiality were deleted therefrom) or (ii) any breach or violation of any covenant or agreement of the Buyer to the extent required to be performed or complied with by the Buyer pursuant to this Agreement.

(b) Buyer shall not be liable to any Seller Indemnified Party in respect of any Losses pursuant to this Section 8.3 until such time as the aggregate amount of all such Losses shall exceed the Indemnity Basket; provided, however, that, in such event, the Buyer shall be responsible for the entire amount of all such Losses (including the initial $50,000).

(c) The aggregate liability of the Buyer for indemnification claims under this Section 8.3 will be limited to $1,500,000, except with respect to the obligation to pay the Merger Consideration, in which case the limit shall be equal to the Merger Consideration, less amounts actually paid hereunder.

8.4. Matters Involving Third Parties.

(a) Promptly after the receipt by any Person entitled to indemnification pursuant to this Article 8 (the “Indemnified Party”) of notice of any matter (a “Third Party Claim”) which may give rise to a claim for indemnification hereunder, the Indemnified Party shall promptly notify the Person obligated to provide indemnification pursuant to this Article 8 (the “Indemnifying Party”) of such Third Party Claim; provided, however, that no delay on the part of the Indemnified Party in notifying any Indemnifying Party shall relieve the Indemnifying

Party from any obligation hereunder unless (and then solely to the extent) the Indemnifying Party thereby is prejudiced. In the event of a Third Party Claim by a Buyer Indemnified Party, such notice shall be to the Representative and in such event references in this Section 8.4 to the Indemnifying Party shall be to the Representative.

(b) Any Indemnifying Party will have the right to defend the Indemnified Party against the Third Party Claim with counsel of its choice reasonably satisfactory to the Indemnified Party so long as (i) the Indemnifying Party notifies the Indemnified Party in writing within 30 Business Days after the Indemnified Party has given notice of the Third Party Claim that the Indemnifying Party will indemnify the Indemnified Party from and against the entirety of any Losses the Indemnified Party may suffer resulting from, arising out of, relating to, in the nature of, or caused by the Third Party Claim, (ii) the Indemnifying Party provides the Indemnified Party with evidence acceptable to the Indemnified Party that the Indemnifying Party will have the financial resources to defend against the Third Party Claim and fulfill its indemnification obligations hereunder, (iii) the Third Party Claim involves only money damages and does not seek an injunction or other equitable relief, (iv) settlement of, or an adverse judgment with respect to, the Third Party Claim is not, in the good faith judgment of the Indemnified Party, likely to establish a precedential custom or practice adverse to the continuing business interests of the Indemnified Party, and (v) the Indemnifying Party conducts the defense of the Third Party Claim actively and diligently. The Indemnifying Party will not consent to the entry of a judgment or enter into any settlement agreement without the prior written consent of the Indemnified Party, unless such judgment or settlement includes a full release of the Indemnified Party in respect of all indemnifiable Losses resulting therefrom, related thereto or arising therefrom.

(c) In the event any of the conditions in Section 8.4(b) above is or becomes unsatisfied, however, (i) the Indemnified Party may defend against, and consent to the entry of any judgment or enter into any settlement with respect to, the Third Party Claim in any manner it may deem appropriate (and the Indemnified Party need not consult with, or obtain any consent from, any Indemnifying Party in connection therewith), (ii) the Indemnifying Parties will reimburse the Indemnified Party promptly and periodically for the costs of defending against the Third Party Claim (including reasonable attorneys’ fees and expenses), and (iii) the Indemnifying Parties will remain responsible for any Losses the Indemnified Party may suffer resulting from, arising out of, relating to, in the nature of, or caused by the Third Party Claim to the fullest extent provided in this Article 8.

8.5. Other Indemnification Provisions.

(a) Except to the extent of fraud relating to this Agreement or the transactions contemplated hereby, the Buyer Indemnified Parties’ rights to indemnification provided in this Article 8 shall constitute the Buyer Indemnified Parties’ sole and exclusive remedy for Losses (except for any equitable remedies that may be available to the Buyer or Representative pursuant to Section 10.14 of this Agreement), and the Stockholders and Participants shall have no other liability at law, for damages or other remedies, to the Buyer Indemnified Parties. Notwithstanding anything to the contrary contained herein, other than to the extent of fraud relating to this Agreement or the transactions contemplated hereby, any liability of any Stockholder or Participant under this Agreement shall be borne on a pro rata basis by the Stockholders and the Participants, according to the relative contributions to the Indemnity Hold-Back Account and the Special Indemnity Hold-Back Account, subject to Section 8.2(c), by the Stockholders and the Participants pursuant hereto, and the maximum amount of liability of each Stockholder and Participant under this Agreement shall be such Stockholder’s or Participant’s pro rata portion of the Indemnity Hold-Back Account and the Special Indemnity Hold-Back Account and shall be satisfied solely out of the Indemnity Hold-Back Account and the Special Indemnity Hold-Back Account, subject to Section 8.2(c).

(b) Except to the extent of fraud relating to this Agreement or the transactions contemplated hereby, the Seller Indemnified Parties’ rights to indemnification provided in this Article 8 shall constitute the Seller Indemnified Parties’ sole remedy against the Buyer for a breach of any of the representations, warranties, covenants or agreements of the Buyer contained in this Agreement (except for any equitable remedies that may be available to the Company pursuant to Section 10.14 of this Agreement), and the Buyer shall have no other liability at law, for damages or other remedies, to the Seller Indemnified Parties resulting from any such breach.

ARTICLE IX

TERMINATION

9.1. Termination of Agreement. Certain of the Parties may terminate this Agreement as provided below:

(a) the Company and the Buyer may terminate this Agreement by mutual written consent at any time prior to the Closing;

(b) the Buyer or Acquisition may terminate this Agreement by giving written notice to the Company and the Representative at any time prior to the Closing (i) in the event any representation or warranty of the Company contained in this Agreement shall fail to be true and correct such that the condition set forth in Section 6.1(a) would not be satisfied or the Company shall have breached or failed to comply with any of its obligations contained in this Agreement such that the condition set forth in Section 6.1(b) would not be satisfied, the Buyer or Acquisition has notified the Company of such failure or breach, and the breach or failure has continued without cure for a period of 10 Business Days after the notice of such failure or breach or (ii) if the Closing shall not have occurred on or before October 5, 2006; and

(c) the Company may terminate this Agreement by giving written notice to the Buyer at any time prior to the Closing (i) in the event any representation or warranty of the Buyer or Acquisition contained in this Agreement shall fail to be true and correct such that the condition set forth in Section 6.2(a) would not be satisfied or the Buyer or Acquisition shall have breached or failed to comply with any of its obligations contained in this Agreement such that the condition set forth in Section 6.2(b) would not be satisfied, the Company has notified the Buyer of the breach or failure, and the breach or failure has continued without cure for a period of 10 Business Days after the notice of such breach or failure, (ii) if the Closing shall not have occurred on or before October 5, 2006, or (iii) if the Buyer notifies the Company of the Buyer’s intention to publicly disclose this Agreement or if the Buyer discloses this Agreement to a third party other than to consultants, employees or advisors of the Buyer under obligation of confidentiality as required in connection with the transactions contemplated by this Agreement, except as required by any tax laws, provided that the Company may not terminate the Agreement pursuant to this subsection (iii) if the Buyer’s disclosure is a result of a breach by the Company or any of its Affiliates of any of the Company’s obligations under the MCA.

9.2. Effect of Termination. Except with respect to a Party’s breach or failure to comply with any of its respective closing conditions set forth in Article 6 where such breach or failure led to termination of the Agreement by the other Party, if this Agreement terminates pursuant to Section 9.1 above, all rights and obligations of the Parties hereunder shall terminate without any Liability of any Party to any other Party (except for any Liability of any Party then in breach for such breach, and for any obligations of confidentiality). Notwithstanding the foregoing, the termination of Buyer’s obligations under the MCA after the Closing shall not relieve Buyer of any liability for breaching the MCA prior to the closing.

ARTICLE X

MISCELLANEOUS.

10.1. Notification of Certain Matters. Each Party shall give prompt notice to the other Parties of (i) the occurrence or non-occurrence of any event the occurrence or non-occurrence of which would cause any representation or warranty made by such Party in this Agreement or any of the certificates, schedules or exhibits delivered pursuant hereto to be untrue or inaccurate in any material respect at any time from the date hereof to the Effective Time, (ii) any conditions set forth in Article 6 that are unsatisfied in any material respect at any time (except to the extent it refers to a specific date), and (iii) any material failure of such Party or any of its representatives to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the Parties, the conditions to the obligations of the Parties under this Agreement or the remedies available to the Party receiving such notification.

10.2. Press Releases and Public Announcements. No Party shall issue any press release or make any public announcement relating to the subject matter of this Agreement without the prior approval of the Buyer and the Company; provided, however, that any Party may make any public disclosure it believes in good faith is required by applicable law (in which case the disclosing Party will notify the Buyer and the Company prior to such public disclosure of its intention to make a public disclosure and provide the Buyer and the Company with the opportunity to review in advance the disclosure). Each of the Parties agrees that it will make a good faith effort to agree on the content and timing of any announcement relating to the subject matter of this Agreement to be made to the employees of the Company and its Subsidiaries as soon as practicable after the date hereof.

10.3. No Third Party Beneficiaries. Except as set forth in Article 8, this Agreement shall not confer any rights or remedies upon any Person other than the Parties and their respective successors and permitted assigns.

10.4. Entire Agreement. This Agreement (including the documents referred to herein) and the MCA constitutes the entire agreement between the Parties and supersede any prior understandings, agreements, or representations by or between the Parties, written or oral, to the extent they are related in any way to the subject matter hereof.

10.5. Succession and Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties named herein and their respective successors and permitted assigns. No Party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other Parties; provided, however, that the Buyer may (i) assign any or all of its rights and interests hereunder to one or more of its Affiliates and (ii) designate one or more of its Affiliates to perform its obligations hereunder.

10.6. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument.

10.7. Headings. The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

10.8. Notices. All notices, requests, demands, claims, and other communications hereunder will be in writing. Any notice, request, demand, claim, or other communication hereunder shall be deemed duly given (i) upon confirmation of facsimile, (ii) one business day following the date sent when sent by overnight delivery and (iii) five Business Days following the date mailed when mailed by registered or certified mail return receipt requested and postage prepaid at the following address:

If to the Company:

SoloMio Corporation

1011 San Jacinto Blvd.; 5th Floor

Austin, Texas 78701

Attention: Richard Schwartz

Fax: (512) 478-7160

Copy to:

Wilson Sonsini Goodrich & Rosati, Professional Corporation

8911 Capital of Texas Highway North; Suite 3350

Austin, Texas 78759-8497

Attention: Paul Tobias, Esq.

Fax: (512) 338-5499

If to the Buyer or Acquisition:

Openwave Systems Inc.

2100 Seaport Blvd.

Redwood City, California 94063

Attention: General Counsel

Fax: (650) 480-4315

Copy to:

Ropes & Gray LLP

One Embarcadero Center; Suite 2200

San Francisco, California 94111-3627

Attention: Christopher Austin, Esq.

                    John Ferrie, Esq.

Fax: (415) 315-6350

If to the Representative:

James Schellhase

c/o Techxas Ventures

9600 Great Hills Trail

Suite 150W

Austin, TX, 78759

If to a holder of Series B Preferred or a Participant:

To the address set forth on Schedule 2.7

Any Party may send any notice, request, demand, claim, or other communication hereunder to the intended recipient at the address set forth above using any other means (including personal delivery, expedited courier, messenger service, telecopy, telex, ordinary mail, or electronic mail), but no such notice, request, demand, claim, or other communication shall be deemed to have been duly given unless and until it actually is received by the intended recipient. Any Party may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other Party notice in the manner herein set forth.

10.9. Amendments and Waivers. No termination (other than as otherwise provided by Article 9), amendment or waiver of any provision of this Agreement shall be valid unless the same shall be in writing and signed by each of the Parties and, if such termination, amendment or waiver occurs after the Closing, unless the same shall be also signed by the Representative. No waiver by any Party of any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

10.10. Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.

10.11. Expenses. Each of the Buyer, Acquisition, the Company and its Affiliates or Subsidiaries will bear its own costs and expenses (including legal and accounting fees and expenses) incurred in connection with this Agreement and the transactions contemplated hereby and thereby.

10.12. Construction. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement. Any reference to any federal, state, local, or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. The word “including” shall mean including without limitation. The Parties intend that each representation, warranty, and covenant contained herein shall have independent significance. If any Party has breached any representation, warranty, or covenant contained herein in any respect, the fact that there exists another representation, warranty, or covenant relating to the same subject matter (regardless of the relative levels of specificity) which the Party has not breached shall not detract from or mitigate the fact that the Party is in breach of the first representation, warranty, or covenant.

10.13. Incorporation of Exhibits and Schedules. The Exhibits and Schedules identified in this Agreement are incorporated herein by reference and made a part hereof.

10.14. Specific Performance. Each of the Parties acknowledges and agrees that the other Party would be damaged irreparably in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached. Accordingly, each of the Parties agrees that the other Party shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof in any action instituted in any court of the United States or any state thereof having jurisdiction over the Parties and the matter in addition to any other remedy (subject to the provisions set forth in Section 10.15 below) to which it may be entitled, at law or in equity.

10.15. Governing Law; Consent to Jurisdiction and Venue.

(a) This Agreement, and any claims arising hereunder, shall be governed by and construed in accordance with the domestic laws of the State of California without giving effect to any choice or conflict of law provision or rule (whether of the State of California or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of California.

(b) Each of the Parties hereby irrevocably and unconditionally submits to the non-exclusive jurisdiction of the state courts of California, in the County of San Mateo, and any appellate court thereof in any action or proceeding arising out of or relating to this Agreement, the Escrow Agreement or any transaction contemplated hereby. Each of the Parties hereby irrevocably waives, to the fullest extent it or he may effectively do so, the defense of an inconvenient forum to the maintenance of such action or proceeding. Each of the Parties also irrevocably and unconditionally consents to the service of any and all process in any such action or proceeding by the mailing of copies of such process by certified mail to such Party and its counsel at their respective addresses specified in Section 10.8. Each of the Parties further irrevocably and unconditionally agrees that a final judgment in any such action or proceeding (after exhaustion of all appeals or expiration of the time for appeal) shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement on the date first above written.

OPENWAVE SYSTEMS INC.

By:	/s/ Dave Peterschmidt
Name:	Dave Peterschmidt
Title:	President & CEO

SYNTAX ACQUISITION, INC.

Name:	/s/ Barbara Hague
By:	Barbara Hague
Title:	Treasurer & Asst. Secretary

SOLOMIO CORPORATION

Name:	/s/ Richard Schwartz
By:	Richard Schwartz
Title:	CEO

The Representative hereby accepts his obligations in this Agreement:

By:	/s/ James Schellhase
James Schellhase

APPENDIX 1 – DEFINITIONS

“Acquisition” has the meaning set forth in the preamble.

“Action” means any claim, action, cause of action or suit (whether in contract or tort or otherwise), litigation (whether at law or in equity, whether civil or criminal), controversy, assessment, arbitration, investigation, hearing, charge, complaint, demand, notice or proceeding to, from, by or before any Governmental Authority.

“Actual Earn-Out Revenue” has the meaning set forth in Section 2.17(f).

“Affiliate” of any Person means any other Person controlling, controlled by or under common control with such Person, where “control” means the possession, directly or indirectly, of the power to direct the management and policies of a Person through the ownership of voting securities, contract or otherwise.

“Aggregate Effective Time Participant Consideration” means fifteen percent (15%) of the Effective Time Consideration.

“Aggregate Series B Consideration” means (x) eighty-five percent (85%) of the Effective Time Consideration, less (y) the Company Fees and Expenses.

“Agreement” has the meaning set forth in the preamble.

“Ancillary Agreements” means the Escrow Agreement and the Stockholder Release.

“Approved Capital Expenditure Amount” means the total dollar amount of Approved Capital Expenditures.

“Approved Capital Expenditure” means any capital expenditure of the Company between the date of this Agreement and the Closing Date that was approved by the Buyer in writing prior to the making of the expenditure.

“Basis” means any past or present fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction that forms or could reasonably form the basis for any specified consequence.

“Business” means the businesses conducted by the Company and its Subsidiaries and proposed to be conducted by the Company and its Subsidiaries.

“Business Day” means any day on which banking institutions in San Francisco, California are customarily open for the purpose of transacting business.

“Buyer” has the meaning set forth in the preamble above.

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“Buyer Indemnified Parties” has the meaning set forth in Section 8.2(a).

“Calculation” has the meaning set forth in Section 2.17(c).

“Calculation Notice” has the meaning set forth in Section 2.10(c).

“Capital Stock” means any and all shares, interests, participation rights or other equivalents (however designated) of capital stock of the Company or its Subsidiaries, whether now outstanding or issued after the date of this Agreement.

“Certificate of Merger” means the form of certificate of merger attached as Exhibit C hereto.

“Certificate” means a certificate evidencing one or more shares of Company Stock.

“Closing” has the meaning set forth in Section 2.11.

“Closing Balance Sheet” means the balance sheet dated as of the close of business on the day immediately prior to the Closing Date prepared in accordance with GAAP and consistent with the past practice of the Company.

“Closing Date” has the meaning set forth in Section 2.11.

“Closing Working Capital” has the meaning set forth in Section 2.10(b).

“COBRA” has the meaning set forth in Section 3.23(a)(v).

“Code” means the Internal Revenue Code of 1986, as amended.

“Common Stock” has the meaning set forth in the recitals.

“Company Fees and Expenses” means all unpaid fees, expenses, disbursements and other similar amounts, of legal counsel (including Wilson Sonsini Goodrich & Rosati), accountants, advisors, banks, lenders and other experts incurred by or on behalf of the Company, or any Subsidiary of the Company, in connection with the negotiation, drafting and performance of this Agreement and the Escrow Agreement, the diligence and investigation of the transactions contemplated hereby and thereby, each of the documents related to the consummation of the transactions contemplated hereby and thereby and each of the other exhibits and schedules hereto and thereto, together with fees and expenses in connection with any filing with any Governmental Authority made or required to be made by the Company or any of its Subsidiaries.

“Company Indebtedness” means the Indebtedness of the Company and its Subsidiaries outstanding as of the Closing Date calculated in accordance with GAAP and consistent with the past practice of the Company.

“Company Intellectual Property” means Company Software and all other Intellectual Property owned, used or useful in the conduct of the business of the Company and its Subsidiaries.

“Company Software” means Owned Software and Licensed Software.

“Company Stock” has the meaning set forth in Section 3.2.

“Company” has the meaning set forth in the preamble.

“Company Stock Option Plan” means the Company’s Amended and Restated 2000 Stock Plan, effective March 23, 2005.

“Confidential Information” shall have the meaning assigned to it in the MCA.

“Contracts” has the meaning specified in Section 3.18.

“D&O Indemnified Person” has the meaning set forth in Section 5.7.

“DGCL” has the meaning set forth in the recitals.

“Disclosure Schedule” has the meaning set forth in Article 3.

“Dissenting Shares” has the meaning set forth in Section 2.6.

“Earn-Out Measurement Period” has the meaning set forth in Section 2.17.

“Earn-Out Payment” has the meaning set forth in Section 2.17.

“Earn-Out Payment Per Series B Share” means, for each Earn-Out Payment, the amount obtained by dividing (A) the value of the applicable Earn-Out Payment attributable to all Series B Preferred shares (assuming the net exercise of the Series B Warrants) (67% of the total Earn Out Payment for that quarter) by (B) the number of shares of Series B Preferred outstanding immediately prior to the Effective Time (assuming the net exercise of the Series B Warrants) other than and excluding any Dissenting Shares.

“Earn-Out Quarter” has the meaning set forth in Section 2.17.

“Effective Time” means the time at which the Certificate of Merger shall be duly filed in the office of the Secretary of State of the State of Delaware in accordance with Section 251 of the DGCL (or such later time as is specified in the Certificate of Merger), which in any event shall be as soon as practicable immediately following the Closing.

“Effective Time Consideration” means $10,000,000 minus the Working Capital Hold-Back Amount, minus the Indemnity Hold-Back Amount, minus the Special Indemnity Amount, minus the amount of the Representative Fund.

“Employee Benefit Plan” means any (a) nonqualified deferred compensation or retirement plan or arrangement which is an Employee Pension Benefit Plan, (b) qualified defined contribution retirement plan or arrangement which is an Employee Pension Benefit Plan, (c) qualified defined benefit retirement plan or arrangement which is an Employee Pension Benefit Plan (including any Multiemployer Plan), (d) Employee Welfare Benefit Plan or material fringe benefit plan or program or (e) profit sharing, stock option, stock purchase, equity, stock appreciation, bonus, incentive deferred compensation, severance plan or other benefit plan.

“Employee Pension Benefit Plan” has the meaning set forth in ERISA Section 3(2).

“Employee Welfare Benefit Plan” has the meaning set forth in ERISA Section 3(l).

“Encumbrance” means any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance, equity, trust, equitable interest, claim, preference, right of possession, imperfection of title, condition or restriction of any nature (including any restriction on the transfer of any asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

“Environmental Laws” shall mean all Laws relating to pollution or protection of human health or the environment, including laws relating to Releases or threatened Releases of Hazardous Substances into the environment (including ambient air, surface water, groundwater, land, surface and subsurface strata) or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, Release, transport or handling of Hazardous Substances and all Laws with regard to record keeping, notification, disclosure and reporting requirements respecting Hazardous Substances, and all Laws relating to endangered or threatened species of fish, wildlife and plants and the management or use of natural resources.

“Environmental Permits” has the meaning set forth in Section 3.24(a).

“Equity Interests” means (a) any capital stock, share, partnership or membership interest, unit of participation or other similar interest (however designated) in any Person and (b) any option, warrant, purchase right, conversion right, exchange of rights or other contractual obligation that would entitle any Person to acquire any such interest in such Person or otherwise entitle any Person to share in the equity, profit, earnings, losses or gains of such Person (including stock appreciate, phantom stock, profit participation or other similar rights).

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Escrow Agent” means US Bank, N.A.

“Escrow Agreement” has the meaning set forth in Section 2.8(a).

“Escrow Claim” has the meaning set forth in Section 2.8(b).

“Financial Statements” has the meaning set forth in Section 3.9.

“Foreign Benefit Plan” has the meaning set forth in Section 3.23(i).

“GAAP” means United States generally accepted accounting principles as in effect from time to time.

“Government Order” means any order, writ, judgment, injunction, decree, stipulation, ruling, determination or award entered by or with any Governmental Authority.

“Governmental Authority” means any United States federal, state or local or any foreign government or political subdivision thereof, or any multinational organization or authority or any authority, agency or commission entitled to exercise any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power, any court or tribunal (or any department, bureau or division thereof), or any arbitrator or arbitral body.

“Hazardous Substance” shall mean any substance, whether solid, liquid or gaseous, which is listed, defined or regulated as a “hazardous substance,” “hazardous waste,” “oil,” “pollutant,” “toxic substance,” “hazardous material,” or “contaminant,” or is otherwise classified as hazardous or toxic, in or pursuant to any Environmental Laws; or which is or contains any asbestos, polychlorinated biphenyls, urea formaldehyde foam insulation, explosive, nuclear, or radioactive material, petroleum compounds, or pesticides, insecticides, fungicides, or rodenticides, or biohazardous materials or waste.

“Indebtedness” of any Person means all obligations of such Person (i) for borrowed money (including all obligations for principal, interest, premiums, penalties, fees and expenses and breakage costs), (ii) for the deferred purchase price of property or services (other than trade payables and other accrued current liabilities incurred in the Ordinary Course of Business), (iii) for capital leases, as determined in accordance with GAAP, (iv) under conditional sale or other title retention agreements and (v) in the nature of guarantees of the obligations described in clauses (i) through (iv) above of any other Person.

“Indemnified Party” has the meaning set forth in Section 8.4(a).

“Indemnifying Party” has the meaning set forth in Section 8.4(a).

“Indemnity Basket” has the meaning set forth in Section 8.2(c).

“Indemnity Hold-Back Account” shall mean the portion of the Indemnity Hold-Back Amount then remaining in the Escrow Account.

“Indemnity Hold-Back Amount” has the meaning set forth in Section 2.7(iii).

“Initial Calculation” has the meaning set forth in Section 2.10(b).

“Intellectual Property” means all embodiments of, and the entire right, title and interest in and to all proprietary rights of every kind and nature in, including all rights, titles and interests pertaining to or deriving from, any: (i) patents, copyrights, works of authorship, software mask work rights, technology, trade secrets, algorithms, inventions, works, proprietary information (including ideas, research and development, know-how, formulas, compositions, processes and techniques, data collections and databases, designs, drawings, specifications, customer lists, supplier lists, pricing and cost information, business and marketing plans and proposals, documentation and manuals); (ii) Trademarks; (iii) domain names, rights of publicity, moral rights, and proprietary rights of any kind or nature, however denominated, throughout the world in all media now known or hereafter created; (iv) any and all licenses, registrations, applications, recordings, common-law rights relating to any of the foregoing; and (v) any and all Actions and rights to sue at law or in equity for any past or future infringement or other impairment of any of the foregoing, including the right to receive all proceeds and damages there from, and all rights to obtain renewals, continuations, divisions or other extensions of legal protections pertaining thereto.

“Knowledge” means actual knowledge, after reasonable inquiry of the employees of the Company responsible for the applicable subject matter, of Richard Schwartz, Glenda Akers, Gina Veridiano-Martouzet and Scott Schmidt. It is understood that a “reasonable investigation” with respect to one of the foregoing individuals shall not be deemed to imply that an individual need to investigate matters as to which he or she is not responsible for under the Company’s operations and course of business.

“Laws” means all laws, rules, regulations, codes, injunctions, judgments, decrees, rulings, interpretations, constitution, ordinance, common law, treaty, regulations, or orders, of any federal, state, local, municipal and foreign, international, or multinational governments or administration and all related agencies.

“Leased Real Property” has the meaning set forth in Section 3.16.

“Liability” means any liability or obligation (whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, whether incurred or consequential and whether due or to become due), including any liability for Taxes.

“Licensed Software” means all Software that is owned by any third party and that is licensed to and used by the Company or any of its Subsidiaries in the conduct of their businesses.

“Lien” means any mortgage, pledge, lien, security interest, charge, claim, equitable interest, encumbrance, restriction on transfer, conditional sale or other title retention device or arrangement (including, without limitation, a capital lease), transfer for the purpose of subjection to the payment of any Indebtedness, or restriction on the creation of any of the foregoing, whether relating to any property or right or the income or profits therefrom; provided, however, that the term “Lien” shall not include (i) statutory liens for Taxes to the extent that the payment thereof is not in arrears or otherwise due, (ii) encumbrances in the nature of zoning restrictions, easements, rights or restrictions of record on the uses of real property if the same do not detract from the value of the property encumbered thereby or impair the use of such property in the business of the Company as currently conducted, (iii) statutory, contractual or common law liens to secure landlords, lessors or renters under leases or rental agreements confined to the premises rented to the extent that no payment or performance under any such lease or rental agreement is in arrears or is otherwise due, (iv) deposits or pledges made in connection with, or to secure payment of, worker’s compensation, unemployment insurance, old age pension programs mandated under applicable laws or other social security regulations, (v) statutory or common law liens in favor of carriers, warehousemen, mechanics and materialmen, statutory or common law liens to secure claims for labor, materials or supplies and other like liens, which secure obligations to the extent that payment thereof is not in arrears or otherwise due and (vi) restrictions on the transfer of securities arising under federal or state securities laws, which in the case of (i)-(v) have been incurred in the Ordinary Course of Business.

“Losses” has the meaning set forth in Section 8.2(a)

“Material Adverse Effect” means any change in, or effect on, the business, operations, assets, or condition (financial or otherwise) of the Company and its Subsidiaries which, when considered individually or in the aggregate together with all other adverse changes or effects with respect to which such phrase is used in this Agreement is, or is reasonably likely to be, materially adverse to the business, operations, assets, or condition (financial or otherwise) of the Company and its Subsidiaries, taken as a whole, provided that the following events shall not be deemed to have a Material Adverse Effect: (1) any actions required by this Agreement; (2) any failure to accomplish business projections or revenue targets; (3) any major downturn in the general economy or the industry of the Company; or (4) war, terrorism, hostilities or civil unrest to the extent they do not disproportionately affect the Company.

“Merger” shall mean the merger of Acquisition with and into the Company, with the Company being the Surviving Corporation, in accordance with the provisions of this Agreement and the Certificate of Merger.

“Merger Consideration” means the Effective Time Consideration plus the Earn Out, if any.

“Most Recent Balance Sheet” has the meaning set forth in Section 3.9.

“Most Recent Financial Statements” means the audited Financial Statements for the Most Recent Fiscal Year End.

“Most Recent Fiscal Year End” has the meaning set forth in Section 3.9.

“Multiemployer Plan” has the meaning set forth in ERISA Section 3(37).

“Option” has the meaning set forth in Section 2.5.

“Ordinary Course of Business” means an action taken by any Person in the ordinary course of such Person’s business, which is consistent with past practice of such Person (including past practice with respect to quantity, amount, magnitude and frequency, standard employment and payroll policies (if applicable) and past practice with respect to management of working capital (if applicable)) and taken in the ordinary course of the normal day-to-day operations of such Person.

“Owned Software” means all Software used by the Company or any of its Subsidiaries in the conduct of their businesses that is owned or purported to be owned by the Company or any of its Subsidiaries.

“Participants” means the employees, consultants and advisors of the Company set forth on Schedule A.

“Party” and “Parties” have the meanings set forth in the preamble.

“Permits” has the meaning set forth in Section 3.13(b).

“Person” means an individual, a partnership, a corporation, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, or a governmental entity (or any department, agency, or political subdivision thereof).

“Pre-Closing Statement” has the meaning set forth in Section 2.9.

“Products” means all current products and services of the Company and its Subsidiaries, any subsequent versions of such products currently being developed, any products currently being developed by the Company or its Subsidiaries which are designed to supersede, replace or function as a component of such products, and any upgrades, enhancements, improvements and modifications to the foregoing.

“Public Software” means any software that contains, or is derived in any manner (in whole or in part) from, any software that is distributed as free software, open source software (e.g., Linux) or similar licensing or distribution models, including software licensed or distributed under any of the following licenses or distribution models, or licenses or distribution models similar to any of the following: (i) GNU’s General Public License (GPL) or Lesser/Library GPL (LGPL); (ii) the Artistic License (e.g., PERL); (iii) the Mozilla Public License; (iv) the Netscape Public License; (v) the Sun Community Source License (SCSL); (vi) the Sun Industry Standards License (SISL); (vii) the BSD License; and (viii) the Apache License.

“Related Entity” has the meaning set forth in Section 3.23(d).

“Release” means any release, spill, emission, discharge, leaking, pumping, injection, deposit, disposal, dispersal, leaching or migration into the environment, including the movement of Hazardous Substances through or in the air, soil, surface water or groundwater.

“Release Date” means fifteen months after the Closing.

“Representative” means James Shellhase.

“Scheduled Intellectual Property” has the meaning set forth in Section 3.17(a).

“Securities Act” means the Securities Act of 1933, as amended.

“Seller Indemnified Parties” has the meaning set forth in Section 8.3(a).

“Series B Preferred Per Share Consideration” means the amount determined by dividing (x) the Aggregate Series B Consideration by (y) the number of shares of Series B Preferred outstanding immediately prior to the Effective Date, assuming the exercise or net exercise of all Series B Warrants.

“Series B Warrants” has the meaning set forth in Section 2.5.

“Silicon Valley Bank Credit Line” means the Loan and Security Agreement dated May 5, 2006 between the Company and Silicon Valley Bank.

“Software” means computer software or firmware in any form, including but not limited to computer instructions, commands, programs, modules, routines, procedures, rules, libraries, macros, algorithms, tools, and scripts, and all documentation of or for any of the foregoing.

“Special Indemnity” means the indemnification obligation of the Company for Losses arising out of the transactions described in Schedule 2.8(b)(iii) attached hereto. Subject to Section 8.2(c), Special Indemnity Claims may be satisfied first from the Special Indemnity Account, but if such Special Indemnity Claims exceed the Special Indemnity Amount, then from the remainder of the Indemnity Hold-Back Account.

“Special Indemnity Account” means the portion of the Special Indemnity Amount then remaining in the Escrow Account.

“Special Indemnity Amount” has the meaning set forth in Section 2.7(b)(iii).

“Special Indemnity Claim” has the meaning set forth in Section 2.8(b).

“Special Indemnity Release Date” means the date which is nine months after the Closing.

“Stockholder” means the holder of Company Stock.

“Subsidiary” means with respect to any Person, (i) any corporation at least a majority of whose outstanding voting stock is owned, directly or indirectly, by such Person or by one or more of its Subsidiaries, or by such Person and one or more of its Subsidiaries, (ii) any general partnership, joint venture or similar entity, at least a majority of whose outstanding partnership or similar interests shall at the time be owned by such Person, or by one or more of its Subsidiaries, or by such Person and one or more of its Subsidiaries and (iii) any limited partnership of which such Person or any of its Subsidiaries is a general partner. For the purposes of this definition, “voting stock” means shares, interests, participations or other equivalents in the equity interest (however designated) in such Person having ordinary voting power for the election of a majority of the directors (or the equivalent) of such Person, other than shares, interests, participations or other equivalents having such power only by reason of contingency.

“Surviving Corporation” has the meaning set forth in Section 2.1.

“Tax Authority” means the Internal Revenue Service and any other domestic or foreign Governmental Authority having or purporting to exercise jurisdiction with respect to any Tax.

“Tax Return” means any return, declaration, report, form or other information filed with respect to any Tax, including any claim for refunds of any Tax and any attachment to or any amendment or supplement of any of the foregoing filed or required to be filed with any governmental entity or other authority in connection with the determination, assessment or collection of any Tax or the administration of any laws, regulations or administrative requirements relating to any Tax.

“Taxes” means (a) any and all federal, state, local, foreign or other taxes of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Authority, including taxes or other charges on or with respect to income, franchises, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, unemployment, social security, workers’ compensation, or net worth, and taxes or other charges in the nature of excise, withholding, ad valorem or value added, (b) any liability for payment of amounts described in clause (a) whether as a result of transferee liability, of being a member of an affiliated, consolidated, combined or unitary group for any period, or otherwise through operation of law, and (c) any liability for or in respect of the payment of any amount described in clause (a) or (b) of this definition as a transferee or successor, by contract or otherwise.

“Third Party Claim” has the meaning set forth in Section 8.4(a).

“Trademarks” means any trademarks, trade names, service marks, service names, brands, trade dress, and logos, together with all translations, adaptations, derivations, and combinations thereof.

“Warrant” means an outstanding warrant to purchase shares of Company Stock.

“Working Capital” means the current assets of the Company on a consolidated basis minus the current liabilities of the Company on a consolidated basis (other than such current liabilities that are included in Company Fees and Expenses on the Pre-Closing Statement and that are included as a deduction in the calculation of the Effective Time Consideration), in each case as such line items are used in the form of estimated Working Capital statement agreed to by the Buyer and the Company attached to Schedule 2.9.

“Working Capital Hold-Back Account” means the portion of the Working Capital Hold-Back Amount then remaining in the Escrow Account.

“Working Capital Hold-Back Amount” has the meaning set forth in Section 2.7(b)(iii).

“Working Capital Referee” has the meaning set forth in Section 2.10(d).

“Working Capital Target” means a Working Capital deficit of not more than $800,000 assuming a Closing on or prior to October 5, 2006.